
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C/A

UNDER THE SECURITIES ACT OF 1933


(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☒ Form C/A: Amendment to Offering Statement
      ☒ Check box if Amendment is material and investors must reconfirm within five business days. *This material amendment is filed to extend the Offering Deadline from March 9, 2023 to April 30, 2023.*
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Avivid Water Technology, LLC

Legal status of Issuer:

      Form:

      Limited liability company

      Jurisdiction of Incorporation/Organization:

      Colorado

      Date of Organization:

      February 8, 2005

Physical Address of Issuer:

21 South Sunset Street, Longmont, CO, 80501 United States

Website of Issuer:

https://www.avividwater.com

Is there a co-issuer? ___ yes _X_ no.

Name of Intermediary through which the Offering will be Conducted:

OpenDeal Portal LLC dba Republic

CIK Number of Intermediary:

0001751525

SEC File Number of Intermediary:

007-00167

CRD Number of Intermediary:

283874

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

At the conclusion of the offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the offering to the Intermediary.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the securities sold in the offering.

Type of Security Offered:

Crowd SAFE (Simple Agreement for Future Equity)

Target Number of Securities to be Offered:

25,000

Price (or Method for Determining Price):

$1.00

Target Offering Amount:

$25,000

Oversubscriptions Accepted:
☑   Yes
☐   No

Oversubscriptions will be Allocated:
☐   Pro-rata basis
☐   First-come, first-served basis
☑   Other: At the Intermediary's discretion

Maximum offering amount (if different from Target Offering Amount):

$1,235,000

Deadline to reach the Target Offering Amount:

April 30, 2023

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current Number of Employees:

1

	Most recent fiscal year-end (2021)	Prior fiscal year-end (2020)
Total Assets	$1,196,852	$1,238,276
Cash & Cash Equivalents	$6,367	$12,496
Accounts Receivable	$0	$0
Short-term Debt	$586,386	$463,833
Long-term Debt	$184,500	$0
Revenues/Sales	$150,815	$48,604
Cost of Goods Sold*	($9,035)	($4,549)
Taxes Paid	$0	$0
Net Income	($358,476)	($420,368)

*Cost of Revenues in the Company's financial statements

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

<h1 style="color:red; text-align:center">EXPLANATORY NOTE</h1>

Avivid Water Technology, LLC is filing this material Form C/A to extend the Offering Deadline from March 9, 2023 to April 30, 2023. The Form C filed by the Company on January 4, 2023, is hereby amended and superseded in all respects by this Form C/A.

Avivid Water Technology, LLC



A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THIS OFFERING AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THIS OFFERING IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C/A TITLED "*RISK FACTORS*".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PROSPECTVE INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE SECURITIES MAY HAVE FURTHER TRANSFER RESTRICTIONS NOT PROVIDED FOR BY FEDERAL, STATE OR FOREIGN LAW.

NO ONE SHOULD CONSTRUE THE CONTENTS OF THIS FORM C/A AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE

ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

**SPECIAL NOTICE TO FOREIGN INVESTORS**

INVESTORS OUTSIDE OF THE UNITED STATES, TAKE NOTICE IT IS EACH INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

**NOTICE REGARDING THE ESCROW AGENT**

THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

TABLE OF CONTENTS

ABOUT THIS FORM C/A

You should rely only on the information contained in this Form C/A. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C/A, and no source other than OpenDeal Portal LLC dba Republic (the **"Intermediary"**) has been authorized to host this Form C/A and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities (as defined below) in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C/A and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C/A or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors (defined below) an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**".

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C/A. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C/A. The Company does not expect to update or otherwise revise this Form C/A or any other materials supplied herewith.

This Form C/A is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C/A and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C/A are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C/A and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C/A, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C/A or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C/A or to conform these statements to actual results or to changes in our expectations.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $1,235,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best efforts basis as described in this Form C/A (this "**Offering**"). The Minimum Individual Subscription Amount is $100 and the Maximum Individual Subscription Amount is $124,000. The Company reserves the right to amend the Minimum Individual Subscription Amount and Maximum Individual Subscription Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Subscription Amounts and Maximum Individual Subscription Amounts to Investors participating in such programs without notice. The Company must raise an amount equal to or greater than the Target Offering Amount by April 30, 2023 (the "**Offering Deadline**"). Unless the Company receives investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled and all committed funds will be returned.

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other objective established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the **Intermediary (**as defined above), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with a qualified third party escrow agent meeting the requirements of Regulation CF ("**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline or an intermediate close, using the cancellation mechanism provided by the Intermediary. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds. If the investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the Issuer and the investor will receive their Securities.**

The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

The Deal Page

A description of our products, services and business plan can be found on the Company's profile page on the Intermediary's website under https://www.republic.co/avivid-water (the "**Deal Page**"). The Deal Page can be used by prospective Investors to ask the Company questions and for the Company to post immaterial updates to this Form C/A as well as make general announcements. You should view the Deal Page at the time you consider making an investment commitment. Updates on the status of this Offering can also be found on the Deal Page.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions.

Intermediate Closings

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Company designates pursuant to Rule 304(b) of Regulation CF, the Company may conduct the first of multiple closings of the Offering early, *provided* (i) the early closing date must be twenty-one (21) days from the time the Offering opened and (ii) that all Investors will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

If the Company conducts an initial closing (the "**Initial Closing**"), the Company agrees to only withdraw seventy percent (70%) of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Company may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made as of the date of such Subsequent Closing exceeds two times the Target Offering Amount as of the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Company upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

The Securities

We request that you please review this Form C/A and the Instrument attached as <u>Exhibit B</u>, in conjunction with the following summary information.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and merely provide a right to receive equity at some point in the future upon the occurrence of certain events (which may or may not occur).

Dividends and/or Distributions

The Securities do not entitle Investors to any dividends and/or distributions.

Nominee

The Nominee (as defined below) will act on behalf of the Investors as their agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of Securities or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Securities, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Securities. The Nominee will take direction from a pre-disclosed party selected by the Company and designated below on any matter in which affects the Investors' economic rights. The Nominee is not a fiduciary to the Investors and the Investors agree to indemnify the Nominee per the terms of the Security.

Conversion

Upon the next sale (or series of related sales) by the Company of its Equity Securities to one or more third parties resulting in gross proceeds to the Company of not less than $1,000,000 cash and cash equivalent (each an "**Equity Financing**"), the Securities are convertible into units of the securities issued in said Equity Financing, at the option of the Company.

Conversion Upon the First Equity Financing

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Investor will receive the number of securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "**Subscription Amount**") by (a) or (b) immediately below:

(a) the quotient of $10,000,000 ("**Valuation Cap**") divided by the aggregate number of issued and outstanding units of Equity Securities, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including units of convertible preferred interests and all outstanding vested or unvested options or warrants to purchase Equity Securities, but excluding (i) units of Equity Securities reserved for future issuance under any equity incentive or similar plan, (ii) convertible promissory notes, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "**SAFEs**"), and (iv) any Equity Securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs;

OR

(b) if the pre-money valuation of the Company immediately prior to the First Equity Financing is less than <u>or</u> equal to the Valuation Cap, the lowest price per share of the securities sold in such Equity Financing.

Such conversion price shall be deemed the "**First Equity Financing Price**".

Conversion After the First Equity Financing

If the Company elects to convert the Securities upon an Equity Financing other than the first Equity Financing following the issuance of the Securities, at the Nominee's discretion the Investor will receive, the number of converted securities equal to the quotient obtained by dividing (a) the Subscription Amount by (b) the First Equity Financing Price.

Conversion Upon a Liquidity Event Prior to an Equity Financing

In the case of the Company's undergoing an **IPO** (as defined below) of its Equity Securities (as defined in the Security) or a **Change of Control** (as defined below) of the Company (either of these events, a "**Liquidity Event**") prior to any Equity Financing, the Investor will receive, at the option of the Nominee and within thirty (30) days of receiving notice (whether actual or constructive), either (i) a cash payment equal to the Subscription Amount subject to the following paragraph (the "**Cash Out Option**") or (ii) a number of units of Equity Securities of the Company equal to the Subscription Amount divided by the quotient of (a) $10,000,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of units of the Company's Equity Securities outstanding (on an as-converted basis), assuming the exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (w) units of Equity Securities reserved for future issuance under any equity incentive or similar plan; (x) any SAFEs; (y) convertible promissory notes; and (z) any Equity Securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

In connection with the Cash Out Option, the Subscription Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and the holders of other SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Subscription Amounts.

"**Change of Control**" as used above, means (i) a transaction or series of related transactions in which any person or group becomes the beneficial owner of more than fifty percent (50%) of the outstanding voting securities entitled to elect the Company's board of managers, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**IPO**" as used above, means: (A) the completion of an underwritten initial public offering of Equity Securities by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Equity Securities by the Company to the public, which in each case results in such Equity Securities being listed and posted for trading or quoted on a recognized exchange; (B) the Company's initial listing of its Equity Securities (other than units of Equity Securities not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers units of existing Equity Securities of the Company for resale, as approved by the Company's board of managers, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Equity Securities of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Investor will receive, at the option of the Nominee and within thirty (30) days of receiving notice (whether actual or constructive), either (i) the Cash Out Option or (ii) a number of Units of the most recently issued Equity Securities equal to the Subscription Amount divided by the First Equity Financing Price. Units of Equity Securities granted in connection therewith shall have the same liquidation rights and preferences as the Units of Equity Securities issued in connection with the Company's most recent Equity Financing.

If there are not enough funds to pay the Investors and the other Cash-Out Investors in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Subscription Amounts.

If the Company's board of managers (or other applicable governing body if the Company is a limited liability company) determines in good faith that delivery of equity securities to the Investor pursuant to Liquidity Event paragraphs above would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such Equity Securities , as determined in good faith by the Company's board of managers (or other applicable governing body if the Company is a limited liability company).

Dissolution

If there is a **Dissolution Event** (as defined below) before the Securities terminate, subject to the preferences applicable to any series of preferred interests then outstanding, the Company will distribute all proceeds legally available for distribution with equal priority among the (i) holders of the Securities (on an as converted basis based on a valuation of Common Interests as determined in good faith by the Company's board of managers at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the distribution of proceeds of the Company at the same priority as holders of Common Interests upon a Dissolution Event and (iii) all holders of Common Interests.

A "**Dissolution Event**" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur of: (i) the issuance of units in the converted securities to the Investor pursuant to the conversion provisions of the Crowd SAFE agreement or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

Neither the Securities **nor the securities issuable upon the conversion** of the Securities have voting rights unless otherwise provided for by the Company. In addition, to facilitate the Offering Crowd SAFE Investors being able to act together and cast a vote as a group, to the extent any securities acquired upon conversion of the Securities confer the holder with voting rights (whether provided by the Company's governing documents or by law), the Nominee (as defined above) will act on behalf of the holders as agent and proxy in all respects. The Nominee will vote consistently at the direction of the Chief Executive Officer of the Company.

The Company does not have any voting agreements in place.

The Company does not have any shareholder or equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may eventually have in the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Equity Securities into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any Equity Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the Equity Securities into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distribute, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the Terms of the Securities, the Nominee has the right to place units received from the conversion of the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the equity securities derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Republic Investment Services.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough Equity Securities authorized to issue upon the conversion of the Securities, because the amount of Equity Securities to be issued is based on the occurrence of future events.

**COMMISSION AND FEES**

Cash Commission

At the conclusion of the Offering, the issuer shall pay a cash fee of six percent (6%) of the amount raised in the Offering to the Intermediary.

Other Compensation

The Intermediary will also receive compensation in the form of the Securities equal to two percent (2%) of the total number of the Securities sold in the offering. The total number of Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of two percent (2%) of the Securities issued in this Offering.

**RISK FACTORS**

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C/A. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.

With shelter-in-place orders and non-essential business closings potentially happening intermittently throughout 2022 and into the future due to COVID-19, the Company's revenue may have been, and may continue to be, adversely affected.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of the board of managers, its executive officers and key employees.

We are dependent on our board of managers, executive officers and key employees. These persons may not devote their full time and attention to the matters of the Company. The loss of our board of managers, executive officers and key employees could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of Individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

We face competition and technological advances by competitors, which could adversely affect the sales of our products.

The growth of our Company depends in part on maintaining and growing the sales of our current products in existing and new markets, but also in developing new products and technologies. There is significant competition among companies that provide water purification solutions. Several companies market products that compete directly with our products. Other companies offer products that potential customers may consider to be acceptable or superior alternatives to our products and services, including products that are verified by the Environmental Protection Agency or other environmental authorities. We face direct competition from companies with greater financial, technological, manufacturing and personnel resources. Newly developed products could be more effective and cost-efficient than our current or future products.

Product development is a long, expensive and uncertain process.

The development of new or the enhancement of existing water purification and heater products is a costly, complex and time-consuming process, and investments in product development often involve a long wait until a return, if any, can be achieved on such investment. We might face difficulties or delays in the development process that will result in our inability to timely offer products that satisfy the market, which might allow competing products to emerge during the development process.

Successful technical development of our products does not guarantee successful commercialization.

We may fail to achieve commercial success for a number of reasons, including, among others, the following:

- Prohibitive production costs;
- Contamination of, or other problems with the water that we process;
- Competing products;
- Lack of product innovation;
- Unsuccessful distribution and marketing;
- Insufficient cooperation from our suppliers and distributors; and
- product development that does not align with or meet customer needs.

Our success will depend largely on our ability to properly demonstrate our capabilities. Furthermore, even if we do successfully demonstrate commercial liability, potential customers may be more comfortable doing business with a competitor, or may not feel there is a significant need for the products and services we develop. As a result, significant revenue from our products and services may not be achieved for a number of years, if at all.

If our patent applications are not granted, we could lose our ability to compete in the marketplace.

We have developed certain intellectual property used in the design of our water purification. We believe this technology is essential to our ability to be competitive and successful in the development and distribution of water purification. Patent protection can be limited and not all intellectual property can be patented. Even if our patents are granted, our intellectual property rights may be challenged, invalidated or circumvented by third parties. We may not be able to prevent the unauthorized disclosure or use of technical information or other trade secrets by employees or competitors.

Furthermore, our competitors may independently develop technologies and products that are substantially equivalent or superior to the products manufactured or used by us, which could result in decreased revenues. Litigation may be necessary to enforce intellectual property rights, which could result in substantial costs to us and substantial diversion of management's attention. If our intellectual property is not adequately protected, our competitors could use it to enhance their products. Our inability to adequately protect these intellectual property rights could adversely affect our business and financial condition.

The nature of our business involves significant risks and uncertainties that may not be covered by insurance or indemnification.

We may sell products and services in circumstances where insurance or indemnification may not be available. We may not be able to maintain insurance to protect against all operational risks and uncertainties that we confront. Substantial claims resulting from an accident, product failure, or liability arising from our products in excess of any indemnity or insurance coverage (or for which indemnity or insurance coverage is not available or is not obtained) could harm our financial condition, cash flows and operating results. Any accident, even if fully covered or insured, could negatively affect our reputation among our customers and the public, and make it more difficult for us to compete effectively.

We face a significant risk of failure because we cannot accurately forecast our future revenues and operating results.

The nature of the markets in which we compete makes it difficult to accurately forecast our revenues and operating results. Furthermore, we continue to expect our revenues and operating results to fluctuate in the future due to a number of factors, including the following:

- the timing of sales of our products;

- unexpected delays in introducing new products; and

- increased expenses, whether related to sales and marketing, or administration.

We may experience delays in receiving shipments of component materials for our products, as well as delays in shipments of our finished products to distributors and customers due to circumstances beyond our control. Our revenues and operating results will be impacted by such events, which we are not able to predict or control.

Rapid technological changes may adversely affect the market acceptance of our products and could adversely affect our business, financial condition and results of operations.

The market in which we compete is subject to technological changes, introduction of new products, change in customer demands and evolving industry standards. Our future success will depend upon our ability to keep pace with technological developments and to timely address the increasingly sophisticated needs of our customers by supporting existing and new technologies and by developing and introducing enhancements to our current products and new products. We may not be successful in developing and marketing enhancements to our products that will respond to technological change, evolving industry standards or customer requirements. In addition, we may experience difficulties internally or in conjunction with our contract manufacturers that could delay or prevent the successful development, introduction and sale of such enhancements and such enhancements may not adequately meet the requirements of the market and may not achieve any significant degree of market acceptance. If release dates of our new products or enhancements are delayed or, if when released, they fail to achieve market acceptance, our business, operating results and financial condition may be adversely affected.

The political, economic and social conditions impacting our geographic markets may adversely affect our business.

Various constituencies, including our competitors, existing suppliers, local investors, developers, environmental groups and conservation groups, means that decisions affecting our business are based on many factors other than economic and business considerations.

We cannot predict whether changes in political administrations will result in changes in governmental policy and whether such changes will affect our business. For example, our market development activities and operations can be adversely affected by lengthy government bidding, contracting, licensing, permitting, approval and procurement processes. In addition, we may need to spend significant time and resources to inform newly elected officials, local authorities and others about the benefits of other water and wastewater treatment infrastructure.

We expect to continue to be subject to risks associated with dealing with governments and governmental entities, and political concerns and governmental procedures and policies may hinder or delay our ability to enter into supply agreements or develop our plants. The political, economic and social conditions impacting our geographic markets may adversely affect our business.

Severe weather conditions or natural or man-made disasters may disrupt our operations and affect the demand for water purification, which could adversely affect our financial condition, results of operations and cash flows.

Our operating results and financial condition could be materially and adversely affected by severe weather, floods, natural disasters, hazards (such as fire, explosion, collapse or machinery failure), environmental factors, or be the target of terrorist or other deliberate attacks. Repercussions of these catastrophic events may include:

- fluctuations in short-term customer demand;

- the need to obtain necessary equipment or supplies, which may not be available to us in a timely manner or at a reasonable cost;

- evacuation of and/or injury to personnel;

- loss of productivity;

- the deterioration of the financial health of our customers; and

- interruption to any projects that we may have in process.

Large-scale or repetitive natural disasters, such as hurricanes, tropical storms, floods or earthquakes, can also lead to the damage or destruction of certain infrastructure on which we depend for the conduct of our business and can cause damage to the infrastructure for which we are responsible.

Any contamination resulting from a natural or man-made disaster may result in disruption in our services, additional costs and litigation, which could harm our business, financial condition, results of operations and cash flows.

We face possible risks associated with the physical effects of climate change.

The physical effects of climate change could have a material adverse effect on our properties, operations, and business. However, the impacts of climate change on our operations are highly uncertain and their significance will vary depending on type and geographic location of any physical impact. The impacts of climate change could include changing temperatures, flooding, water shortages, changes in weather and rainfall patterns, and changing storm patterns and intensities. Many climate change predictions, if true, present several potential challenges to water and wastewater utilities, such as increased precipitation and flooding, potential degradation of water quality, and changes in demand for water services. There can be no assurance that climate change will not have a material adverse effect on our properties, operations, or business.

Risks Related to the Offering

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

The Company could potentially be found to have not complied with securities law in connection with this Offering related to a Reservation Campaign (also known as "Testing the Waters").

Prior to filing this Form C/A, the Company engaged in a Reservation Campaign (also known as "testing the waters") permitted under Regulation Crowdfunding (17 CFR 227.206), which allows issuers to communicate to determine whether there is interest in the offering. All communication sent is deemed to be an offer of securities for purposes of the antifraud provisions of federal securities laws. Any Investor who expressed interest prior to the date of this Offering should read this Form C/A thoroughly and rely only on the information provided herein and not on any statement made prior to the Offering. The communications sent to Investors prior to the Offering are attached as Exhibit D. Some of these communications may not have included proper disclaimers required for a Reservation Campaign.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C/A is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C/A, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C/A and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close (also known as a rolling close) of the Offering can occur, which will allow the Company to draw down on seventy percent (70%) of Investor proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

Investors will not have voting rights, even upon conversion of the Securities and will grant a third-party nominee broad power and authority to act on their behalf.

In connection with investing in this Offering to purchase a Crowd SAFE ((Simple Agreement for Future Equity) investors will designate Republic Investment Services LLC (f/k/a NextSeed Services, LLC) (the "**Nominee**") to act on their behalf as agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of the Securities or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Securities, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Securities. Thus, by participating in the Offering, investors will grant broad discretion to a third party (the Nominee and its agents) to take various actions on their behalf, and investors will essentially not be able to vote upon matters related to the governance and affairs of the Company nor take or effect actions that might otherwise be available to holders of the Securities and any securities acquired upon their conversion. Investors should not participate in the Offering unless he, she or it is willing to waive or assign certain rights that might otherwise be afforded to a holder of the Securities to the Nominee and grant broad authority to the Nominee to take certain actions on behalf of the investor, including changing title to the Security.

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof. If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distribute, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the Terms of the Securities, the Nominee has the right to place units received from the conversion of the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the Equity Securities derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Republic Investment Services.

Investors will not become equity holders until the Company decides to convert the Securities or until there is a change of control or sale of substantially all of the Company's assets. The Investor may never directly hold equity in the Company.

Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Company. Investors will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities. The Company is under no obligation to convert the Securities. In certain instances, such as a sale of the Company or substantially all of its assets, an initial public offering or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Company. Further, the Investor may never become an equity holder, merely a beneficial owner of an equity interest, should the Company or the Nominee decide to move the Crowd SAFE or the securities issuable thereto into a custodial relationship.

Investors will not have voting rights, even upon conversion of the Securities.

Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted (the occurrence of which cannot be guaranteed). Under the terms of the Securities, a third-party designated by the Company will exercise voting control over the Securities. Upon conversion, the Securities will continue to be voted in line with the designee identified or pursuant to a voting agreement related to the Equity Securities the Security is converted into. For example, if the Securities are converted in connection with an offering of Series B Preferred Interests, Investors would directly or beneficially receive securities in the form of units of Series B-CF Preferred Interests and such units would be required to be subject to the terms of the Securities that allows a designee to vote their units of Series B-CF Preferred Interests consistent with the terms of the Security. Thus, Investors will essentially never be able to vote upon any matters of the Company unless otherwise provided for by the Company.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C/A and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event and Investors may have to hold the Securities indefinitely.

The Company may never conduct a future equity financing or elect to convert the Securities if such future equity financing does occur. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distribute, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the terms of the Securities, the Nominee has the right to place units received from the conversion of the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the Equity Securities derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Republic Investment Services. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Any Equity Securities acquired upon conversion of the Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's Equity Securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of Equity Securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

Any Equity Securities issued upon conversion of the Securities may be substantially different from other Equity Securities offered or issued by the Company at the time of conversion.

In the event the Company decides to exercise the conversion right, the Company will convert the Securities into Equity Securities that are materially different from the Equity Securities being issued to new investors at the time of conversion in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. Additionally, any Equity Securities issued at the Conversion Price (as defined in the Crowd SAFE agreement) shall have only such preferences, rights, and protections in proportion to the Conversion Price and not in proportion to the price per unit paid by new investors receiving the equity securities. Upon conversion of the Securities, the Company may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.

The forgoing paragraph is only a summary of a portion of the conversion feature of the Securities; it is not intended to be complete, and is qualified in its entirety by reference to the full text of the Crowd SAFE agreement, which is attached as Exhibit B.

There is no present market for the Securities and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities that have not been converted will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred interests, have been paid in full. No holders of any of the Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their subscription amount upon the occurrence of certain events, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.

Upon the occurrence of certain events, as provided in the Securities, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C/A and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C/A, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.


BUSINESS


Description of the Business

Avivid Water Technology, LLC is an advanced water purifier formed in Colorado as a limited liability company on February 8, 2005 and operationalized into a going concern in August 2013.

The Company conducts business in Colorado and sells products and services through the internet throughout the United States.

The Company was a subsidiary of Avivid Technologies Group, LLC ("**ATG**"), a major equity holder in the Company. On December 31, 2020 the members of ATG converted from ownership in ATG to ownership in the Company, as ATG was dissolved.

Avivid Water Technology, LLC provides advanced water purification via its patented TurboCoag® technology to treat industrial water contaminated with emulsified oils, heavy metals, suspended solids, and microorganisms. Avivid targets industrial wastewaters resistant to traditional water treatment which have high treatment and/or disposal costs, treating these waters with its triple patented TurboCoag® electrochemical reactor which is modular, scalable, self-cleaning, and low maintenance. By providing purified water for reuse or release to its customers, Avivid protects increasingly scarce water resources while reducing industrial operational expenses.

Business Plan

The Company plans to significantly expand its business by investing in product marketing, infrastructure for self-funded pilot projects, research and development efforts for two new produces, and adding new hires. Avivid aims to become profitable in the next 18 months. The Company will continue its focus on closing sales in its identified markets and expand its business. The first step in customer acquisition is to test a water sample followed by a field pilot which may be for a few days or many weeks. Lead times to close a contract and begin to generate revenue is a challenge since it often takes several months or longer to gain traction. However, once perfected the contracts are often for 2-5 years, generating hundreds of thousands of dollars in recurring annual revenue.

The Company's Products and/or Services

Product / Service	Description	Current Market
TurboCoag® reactor	The TurboCoag® reactor purifies industrial wastewater using a proprietary electrochemical coagulation process for efficient, non-toxic water purification. TurboCoag® replaces chemical-based treatment processes to provide clean water for reuse or release from industrial process wastewater. This cost-effective treatment significantly reduces waste sludge production which provides cost savings to customers.	Business-to-Business market space. Landfill leachate, garment dye and fabric finishing, chemical plants, oil and gas operations, and active and abandoned mines annually produce billions of gallons of heavily contaminated water that must be disposed or cleaned. TurboCoag® is an effective treatment solution for these hard-to-treat industrial wastewaters.

Competition

The primary competition in the water treatment marketplace is the use of coagulation chemicals such as lime, ferric chloride, and aluminum salts which are often hazardous to employees and the environment and consume valuable floor space when stored at the treatment site. These chemicals are often expensive and produce 30-70% more volume of residual waste solids than TurboCoag®, creating significant trucking, fuel, and disposal costs that the operator must bear throughout the life of the treatment program.

Few direct electrocoagulation (EC) competitors have been successful in the Business-to-Business marketplace due to the issues that have plagued legacy electrocoagulation since the late 1800s: anode passivation or corrosion and in-vessel sludge buildup which increases operator maintenance requirements, system downtime, and labor costs. Avivid's EC technology addresses these issues with its patented TurboCoag® reactor by creating a self-cleaning, non-passivating, easy to maintain system that provides effective, efficient, and non-toxic water treatment. The main EC competitors are OilTrap, GlobalSep Corporation, Genesis, Water Tectonics, Water Vision, Ecolotron, Selkea Systems, and Powell Water Recovery.

Customer Base

Customers for TurboCoag® include those with expensive-to-treat industrial wastewater that is not responsive to typical water treatment processes. Examples include garment and dye finishing operations, herbicide chemical production companies, and landfill operations. Wastewater from each of these markets are often toxic and are either incinerated, disposed of in Class I or II underground injection disposal wells, or sent to wastewater treatment plants that are not equipped with the technology to effectively purify heavily contaminated water.

Supply Chain

The Company's main vendors include Mertz Manufacturing, Rocky Mountain Waterjet, and McMaster-Carr. Each of these vendors supplies the Company with an essential part of its business. Although the Company is dependent upon certain third-party vendors, particularly manufacturers and component suppliers within the US and overseas, the Company has access to alternate service providers in the event its current vendors are unable to provide services, or any issues arise with its current third-party vendors where a change is required to be made. The Company does not believe the loss of a current third-party vendor or service provider would cause a major disruption to its business, although it could cause short-term limitations or disruptions.

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country
5855672	TurboCoag®	Service Mark	January 4, 2019	September 10, 2019	U.S.
2014305993	Turboelectric coagulation apparatus	Utility patent	Aug 6, 2014	May 2, 2019	AUSTRALIA
201480055200.5	Turboelectric coagulation apparatus	Utility patent	Aug 6, 2014	Jun 12, 2018	CHINA
13/960,697	Turboelectric coagulation apparatus	Utility patent	Aug 6, 2013	Sep 29, 2015	UNITED STATES
2767020	Turboelectric coagulation apparatus	Utility patent	Jul 1, 2010	May 8, 2018	CANADA
201080031649	Turboelectric coagulation apparatus	Utility patent	Jul 1, 2010	Jun 17, 2015	CHINA
2010266149	Turboelectric coagulation apparatus	Utility patent	Jul 1, 2010	Jan 8, 2015	AUSTRALIA
10794788.9	Turboelectric coagulation apparatus	Utility patent	Jul 1, 2010	Sep 2, 2020	EUROPEAN PATENT CON
12/497,472	Turboelectric coagulation apparatus	Utility patent	Jul 2, 2009	Aug 6, 2013	UNITED STATES
2922995	Turboelectric coagulation apparatus	Utility patent	Aug 6, 2014	July 19, 2022	CANADA
2448508	Turboelectric Coagulation Apparatus	Utility patent	Jul 1, 2010	Sep 2, 2020	GERMANY
2448508	Turboelectric Coagulation Apparatus	Utility patent	Jul 1, 2010	Sep 2, 2020	FRANCE
2448508	Turboelectric Coagulation Apparatus	Utility patent	Jul 1, 2010	Sep 2, 2020	UNITED KINGDOM
2448508	Turboelectric Coagulation Apparatus	Utility patent	Jul 1, 2010	Sep 2, 2020	IRELAND

17/370862	Turboelectric Coagulation Apparatus Including Cassette-Style Anode Assembly	Utility patent	July 8, 2021	- -	UNITED STATES

In 2013 and 2015, Avivid received US patents on its innovative and unique rotating anode system. The company also holds international patents in several potential market countries. The unique configuration of the system is readily identifiable for the enforcement of patent rights. An additional patent that was filed in July of 2020 has moved to non-provisional status as of January 13, 2022 and is published for review on the USPTO website.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.


USE OF PROCEEDS


The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees	6%	$1,500	6%	$74,100
Capital Equipment (1)	0%	$0	11%	$135,850
Infrastructure (2)	0%	$0	24%	$296,400
Marketing (3)	0%	$0	20%	$247,000
New Product Development (4)	0%	$0	20%	$247,000
Promissory Note Payment (5)	0%	$0	8%	$98,800
General Working Capital (6)	94%	$23,500	11%	$135,850
Total	**100%**	**$25,000**	**100%**	**$1,235,000**

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Set forth below are detailed descriptions of how we intend to use the net proceeds of this Offering for any category in excess of ten percent (10%) in the table above.

(1) We plan on purchasing equipment to outfit a trailer for pilot operations in the field.
(2) Currently, our management team handles a wide range of administrative and operational functions. We will use a portion of these funds to hire an additional field employee to assist with pilots and operations.
(3) We will invest in our marketing efforts and use a portion of these funds to hire a sales and marketing employee. The rest of the proceeds will be used on scaling our customer base and self-funded pilot projects.
(4) We will continue to invest in our technology and new product development. We will use a portion of the proceeds to hire a full-time engineer.
(5) Promissory Note Repayment: A maximum of eight percent (8%) of the net proceeds received from this Offering may be used in connection with the repayment of the loan listed on page 23 under the heading "Outstanding Debt."
(6) If the Target Offering Amount is raised, we plan on using 94% of the proceeds for general working capital of the Company. If the Maximum Offering Amount is raised, we plan on using 11% for general working capital of the Company to keep the Company up and running.

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Lockett Wood	Chief Executive Officer, President, Co-founder	Chief Executive Officer, President and Co-founder of Avivid Water Technology, LLC, 2013 – Present Avivid: Co-founder and co-inventor of the TurboCoag® reactor, Dr. Wood leads technology and business development efforts for Avivid, sets company strategy and vision, leads the senior management team, allocates capital for the company's priorities, sets the budget, searches for potential partnerships and joint-venture opportunities, and hires additional team members to meet company needs as Avivid scales up. He is directly involved in perfecting the design of the commercial and bench-scale models of the TurboCoag® reactor as well as developing complementary technology. Responsible for sales, operations, and general CEO responsibilities.	University of Colorado at Boulder. Electrical Engineering, PhD, 1973 University of Colorado at Boulder, Electrical Engineering, M.S., 1966 University of New Mexico, Physics, Electrical Engineering, B.S., B.S., 1962
William Cross	Executive Vice President Operations and co-Founder	Executive Vice President Operations and co-Founder of Avivid Water Technology, LLC, 2013 – Present Mr. Cross is focused on general operations, vendor management, sales, product design and fabrication. He was instrumental in the formation and development of Avivid from its inception. Mr. Cross managed the design and manufacturing of several prototypes and variations of Avivid's TurboCoag® system from bench-scale units to complete commercialized systems, directing both in-house engineers and	University of Hartford, Completed coursework in Economics, 1981 Dennison University, Completed coursework in Fine Arts, 1978

		sub-contracted personnel. Mr. Cross maintains direct involvement with the manufacturing team throughout the entire build process. He is responsible for all phases of business management, development, and product commercialization.	
David Waldner	Board Manager & Advisor	Board Manager & Advisor of Avivid Water Technology, LLC, 2018 – Present Mr. Waldner is one of the Board Managers for Avivid Water Technology where he provides advice to the executive management team on financial and operational decisions, policy making, legal matters, executive compensation, and long-term strategic planning recommendations. Real Estate Developer and Owner of RMCS Surveying, LLC, 1999 – Present Responsible for sales, operations, and general CEO responsibilities.	Associate Degree in Land Surveying from Red Rocks Community College, 1984
Tracy Kessner	VP of Business Operations	Vice President Business Operations of Avivid Water Technology, LLC, 2018 – Present Ms. Kessner coordinates Avivid's internal efforts to successfully enter the industrial wastewater treatment market with its innovative technology. She is responsible for daily operations management, human resource planning, strategic market research, contract review, development of business and marketing presentations and materials, strategic plans, and internal policies, procedures, and systems that support the company mission. Ms. Kessner develops and maintains relationships with potential customers and vendors using high touch methods, strong communication skills and regular follow up. Additionally, she manages project planning, reporting, prioritization, and risk management while fostering collaboration amongst staff, contractors, and sales team members.	University of Colorado at Boulder, Master of the Environment – Environmental Policy, MS, 2017 Colorado State University, Equine Science, BS, 1996
John Reynolds	Advisor	Advisor to Avivid Water Technology, LLC, 2018 – Present	University of Illinois School of Entrepreneu

		Provides detailed advice on water treatment infrastructure and business development. Retired, CEO of Independent Mechanical Industries, Inc. 2003 – 2020 Innovative and results driven leader focused on exceptional results in highly competitive environment that demands continuous improvement.	rial Studies, 1985; University of Colorado-Alternative Energy Design, 1980 Loyola University-Business Administration, 1978
Dr. Niles Utlaut	Advisor	Advisor to Avivid Water Technology, LLC, 2013 – Present Provides detailed advice on water treatment infrastructure and business development. Boulder Community Health-Foothills Hospital, Boulder Eye Care Center – 1989 - Present Diagnoses and treats diseases, injuries or trauma of the eye such as glaucoma and cataracts.	Johns Hopkins University School of Medicine, 1977 University of Wisconsin Hospitals and Clinics Residency, 1983-1986
Hannah Cohen	Advisor	Advisor to Avivid Water Technology, LLC, 2022 – Present Provides advice on executive leadership, client engagement, and operational optimization. Founder & Chief Executive Officer, Aspen Pediatrics, December 2022 – Present Purchases non-clinical assets of medical practices and provides management functions (revenue cycle management, HR, IT, accounting, credentialling and more) to allow doctors to focus on supplying patient care. Operating Executive The Nashton Company, March 2022 – Present Sources a recurring revenue services business to lead with integrity for continued growth. VP of Client Success, Planet DDS, 2018 - 2021	Tuck School of Business at Dartmouth, MBA, 2016 University of Pennsylvania, BA in Economics, Political Science and Philosophy, 2008

		Provides advice on executive leadership, client engagement, and operational optimization.	
Fernando Batista	Advisor	Advisor to Avivid Water Technology, LLC, 2015 – Present Provides advice on networking and international contracting. Principal Occupation: Technologies Entrepreneur, Advisor and Investment Consultant Employment Responsibilities: Advisor to AWT in finalizing the structuring of a Joint Venture in Mexico interrupted by Covid-19's onset in March of 2020. A required pivot led to advising emerging and startup ventures in strategy shifts due to Covid's economic effects in the medicinal and industrial hemp industries. Accompanying the Covid calendar, took on "socially distanced" work advising entertainment companies to consolidate functions in IP rights administration and development of non-fungible token (NFT) strategies.	MA in International Economics from The Johns Hopkins University School of Advanced International Studies in Bologna, Italy (Bologna Center, now SAIS Europe) and Washington DC, 1987 BA from USC, 1983

Biographical Information

Lockett Wood: Lockett is the CEO, CTO, Co-Founder and Co-Inventor of the TurboCoag® reactor. Dr. Wood holds BS degrees in Physics and EE with General Honors from the University of New Mexico. At UNM he served as President of the Engineers Joint Council and was selected as the Outstanding Engineering Student in his senior year. He received his MS and PhD degrees in EE from the University of Colorado while working full time at NIST. Dr. Wood holds three patents on the TurboCoag® reactor as well as numerous patents on medical devices, optical distance measuring instruments, satellite communications, and remote sensing instruments and has authored over thirty published scientific papers. He was awarded the Department of Commerce Silver Medal for outstanding contributions to missile tracking. He is directly involved in perfecting the design of the commercial and bench-scale models of the TurboCoag® reactor as well as developing complementary technology.

William Cross: Bill is the Executive Vice President Operations and Co-Founder of the Company. Mr. Cross is a serial entrepreneur with over 40 years of experience in construction, crew and project management and business development. He holds a Class B Contractors License Boulder County, CO. He was instrumental in the formation and development of Avivid from its inception. Mr. Cross managed the design and manufacturing of several prototypes and variations of Avivid's TurboCoag® system from bench-scale units to complete commercialized systems, directing both in-house engineers and sub-contracted personnel.

David Waldner: David has served as one of the Board Managers for Avivid Water Technology since 2018. He is a professional Licensed Land Surveyor and a lifelong self-employed entrepreneur, business owner, and real estate developer. He worked for 25 years acquiring mineral exploration properties for mining companies in every western state. He has worked on EPA mine cleanup sites in Boulder County and has firsthand knowledge of the extent and impact of acid mine water discharge. He advises the Company's executive management team on financial and operational decisions, policy making, legal matters, executive compensation, and long-term strategic planning recommendations.

Tracy Kessner: Tracy is the Vice President Business Operations of the Company. She joined Avivid after completing her MS in environmental policy in 2017. She coordinates Avivid's internal efforts to successfully enter the industrial wastewater treatment market. She puts her corporate background in leadership, project management, and business operations gleaned from IBM and Sun Microsystems to Avivid's advantage by blending business management with environmental education, presentation, networking, and fundraising skills developed as Board President of the non-profit Southern Plains Land Trust. She was recently named one of 2022's Notable Minority Leaders by BizWest Magazine.

Dr. Niles Utlaut: Dr. Utlaut has been practicing medicine for over 33 years. He is Board Certified in Internal Medicine and Ophthalmology, studied at the National Eye Institute, was a researcher at Moorfields Hospital, London, served on the faculty at Stanford University and acted as Attending Physician to the Royal Family of Saudi Arabia. Dr. Utlaut held prior posts as President of the Colorado Business Coalition for Health, Director of the Royal Hospital at Taif, Saudi Arabia; and, on the Board of Directors for Magpie Healthcare and Avivid Business Solutions. Dr. Utlaut was Valedictorian in Mathematics at the University of Colorado and holds a M.D. from Johns Hopkins School of Medicine.

John Reynolds: John is the retired CEO of Independent Mechanical Industries, Inc., a mechanical contracting company serving the needs of businesses, municipalities and energy companies. Independent Mechanical specializes in executing and completing unusual, difficult and complex projects that require the highest level of safety commitment with a skilled, performance driven workforce.

Mr. Reynolds is an innovative and results driven leader focused on exceptional results in highly competitive environment that demands continuous improvement. He has an extensive background in mechanical piping systems, emerging technologies, sales, marketing and strategic planning. He provides detailed advice on water treatment infrastructure and business development.

Hannah Cohen: Hannah is an experienced healthcare executive. She led operations and client success at a dental SaaS company developing people and processes, resulting in an increase in valuation of over 9X. She has experience as a healthcare operations executive, and almost a decade of combat and noncombat leadership as a Marine Corps communications officer. She provides advice on executive leadership, client engagement, and operational optimization.

Fernando Batista: Fernando holds a double major BA from USC and an MA in International Economics from the Johns Hopkins University School of Advanced International Studies. Mr. Batista's background includes a decade of experience working for the World Bank Group where among other work he managed environmental projects under the Montreal Protocol ozone layer protection program, retooling private companies in the automotive and white goods sectors throughout Latin America.

He has held CEO and other C Suite positions in technology and other industries that feature IP assets and attention to international markets.

Mr. Batista complements advisory work with a network of close contacts that serve as strategic partners and funders for the entities he engages as a business consultant.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Colorado law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.


CAPITALIZATION, DEBT AND OWNERSHIP


Capitalization

The Company's authorized membership units consist of 75,000,000 Class A Units ("**Class A Units**") and 28,129,514 Profit Units ("**Profit Units**" together with the Class A Units, the "**Membership Units**"). At the closing of this Offering, assuming only the Target Offering Amount is sold, 21,766,909 Class A Units will be outstanding and 22,955,430 Profit Units will be outstanding.

Outstanding Membership Units

As of the date of this Form C/A, the Company's outstanding membership units consists of:

Type	Class A Units
Amount Outstanding	21,766,909
Voting Rights	1 vote per Unit
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more units which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	40.56%

Outstanding Options, SAFEs, Convertible Notes, Warrants

As of the date of this Form C/A, the Company has the following additional securities outstanding:

Type	Convertible Note
Creditor	Cascade Water Solutions, LLC
Amount Outstanding	$64,522
Interest Rate and Amortization Schedule	12%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more units which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.11%

Type	Convertible Notes
Creditor	Niles Utlaut
Amount Outstanding	$92,000
Interest Rate and Amortization Schedule	12%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more units which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	2.22%

Type	Convertible Note
Creditor	Niles Utlaut
Amount Outstanding	$70,695
Interest Rate and Amortization Schedule	6%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more units which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.91%

Type	Convertible Note
Creditor	Locket E. Wood
Amount Outstanding	$92,000
Interest Rate and Amortization Schedule	12%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more units which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	2.22%

Type	Convertible Note
Creditor	David Waldner
Amount Outstanding	$50,000
Interest Rate and Amortization Schedule	6%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more units which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.64%

Type	Convertible Note
Creditor	William Stopperan
Amount Outstanding	$5,000
Interest Rate and Amortization Schedule	8%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more units which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.08%

Type	Convertible Note
Creditor	Locket E. Wood
Amount Outstanding	$2,000
Interest Rate and Amortization Schedule	0%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more units which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.00%

Type	Convertible Note
Creditor	Locket E. Wood
Amount Outstanding	$30,000
Interest Rate and Amortization Schedule	4%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more units which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.27%

Type	Convertible Note
Creditor	Locket E. Wood
Amount Outstanding	$44,596
Interest Rate and Amortization Schedule	6%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more units which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.57%

Type	Profit Units
Amount Authorized / Amount Outstanding	28,129,514 / 22,955,430
Voting Rights	Profit Units shall have limited voting rights. Where applicable, holders of Profit Units shall have one vote. Holders of Profit Units shall be notified of meetings of Members and may attend and vote at such meetings. Holders of Profits Units shall receive any action of Members by written consent. Provided holders of Profit Units return executed written consents to the Company no later than seven (7) days following receipt, their vote shall be counted; provided, the right of holders of Profit Units to participate in any action of Members by written consent shall automatically terminate seven (7) days following receipt.
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more units which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	52.42%

Outstanding Debt

As of the date of this Form C/A, the Company has the following debt outstanding:

Type	Promissory Note
Creditor	Niles Utlaut
Amount Outstanding	$10,000
Interest Rate and Amortization Schedule	6%
Description of Collateral	None
Maturity Date	February 16, 2025
Date Entered Into	February 16, 2022

Type	Promissory Note
Creditor	Niles Utlaut
Amount Outstanding	$15,500
Interest Rate and Amortization Schedule	12%
Description of Collateral	None
Maturity Date	June 30, 2023
Date Entered Into	June 30, 2021

Type	Promissory Note
Creditor	J&A Service LLC
Amount Outstanding	$182,342
Interest Rate and Amortization Schedule	0%; monthly payments of $5,209.78
Description of Collateral	None
Maturity Date	August 5, 2024
Date Entered Into	May 5, 2021

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Lockett Wood	7,061,904 Membership Units	32.44%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C/A and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Cash and Cash Equivalents

As of February 28, 2023 the Company had an aggregate of $115,032.39 in cash and cash equivalents. The Company's present burn rate is ~$41,000/month, thus our runway will be $205,000 for five (5) months of required funding outside of the crowdfunding campaign. We have commitments from our present investors to meet this runway requirement. Runway is calculated by dividing cash-on-hand by average monthly net loss (if any).

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company intends to make two material capital expenditures in the near future for two pilot projects at $75k each with an additional $100k to complete construction of our pilot trailer.

Valuation

Although the Securities provide certain terms, which may include a valuation cap, the Company has ascribed no pre-Offering valuation to the Company; the Securities are priced arbitrarily and the Company makes no representations as to the reasonableness of any specified valuation cap.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

Material Changes and Other Information

Avivid Water Technology, LLC is filing this material Form C/A to extend the Offering Deadline from March 9, 2023 to April 30, 2023. The Form C filed by the Company on January 4, 2023, is hereby amended and superseded in all respects by this Form C/A.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Class A Units	$25,000	50,000 Units	General Working Capital	January 11, 2019	Section 4(a)(2)
Class A Units	$300	600 Units	General Working Capital	February 1, 2019	Section 4(a)(2)
Class A Units	$60,000	120,000 Units	General Working Capital	April 25, 2019	Section 4(a)(2)
Class A Units	$100,000	200,000 Units	General Working Capital	July 9, 2019	Section 4(a)(2)
Class A Units	$25,000	50,000 Units	General Working Capital	December 13, 2019	Section 4(a)(2)
Class A Units	$10,000	20,000 Units	General Working Capital	January 29, 2020	Section 4(a)(2)
Class A Units	$5,000	10,000 Units	General Working Capital	February 4, 2020	Section 4(a)(2)
Class A Units	$25,000	25,000 Units	General Working Capital	August 13, 2020	Section 4(a)(2)
Class A Units	$25,000	25,000 Units	General Working Capital	October 7, 2020	Section 4(a)(2)
Class A Units	$10,000	60,300.90 Units	General Working Capital	November 9, 2021	Section 4(a)(2)
Class A Units	Forgiveness of $100,000 indebtedness	312,500 Units	N/A	January 20, 2022	Section 4(a)(2)
Profit Units	$0	99,497 Units	N/A	December 7, 2022	Section 4(a)(2)*
Profit Units	$0	99,496 Units	N/A	December 7, 2022	Section 4(a)(2)*
Profit Units**	$0	3,550,000 Units	N/A	February 1, 2020	Section 4(a)(2)*
Profit Units	$0	150,752 Units	N/A	January 1, 2021	Section 4(a)(2)*
Profit Units	$0	200,000 Units	N/A	August 13, 2021	Section 4(a)(2)*
Profit Units	$0	11,250,000	N/A	October 18, 2021	Section 4(a)(2)*
Profit Units	$0	150,752	N/A	August 30, 2022	Section 4(a)(2)*

Profit Units	$0	301,505	N/A	April 4, 2021	Section 4(a)(2)*

*The Company may not have implemented a "written compensatory plan" as defined under Rule 701 of the Securities Act.

** These Profit Units were later converted at a multiplier of 3.01505x upon the conversion of ownership from ATG to the Company.

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

- On December 28, 2017, the Company entered into a Subscription Agreement with Lockett Wood for the subscription of 200 Units for a purchase price of $100.
- On December 31, 2018, the Company entered into a Subscription Agreement with David Waldner for the subscription of 949,537 Units for a purchase price of $474,768.62.
- On December 31, 2018, the Company entered into a Subscription Agreement with Lockett Wood for the subscription of 949,537 Units for a purchase price of $474,768.62.
- On February 1, 2019, the Company entered into a Subscription Agreement with William Cross for the subscription of 200 Units for a purchase price of $100.
- On February 1, 2019, the Company entered into a Subscription Agreement with David Waldner for the subscription of 200 Units for a purchase price of $100.
- On February 1, 2019, the Company entered into a Subscription Agreement with Tracy Kessner for the subscription of 200 Units for a purchase price of $100.
- On July 9, 2019, the Company entered into a Subscription Agreement with Mary Waldner for the subscription of 200,000 Units for a purchase price of $100,000.
- On December 13, 2019, the Company entered into a Subscription Agreement with Tracy Kessner for the subscription of 40,000 Units for a purchase price of $20,000.
- On February 4, 2020, the Company entered into a Subscription Agreement with Tracy Kessner for the subscription of 10,000 Units for a purchase price of $5,000.
- On February 1, 2020, the Company entered into a Profit Unit Award Agreement with William Cross for the award of 1,300,000 Units for a purchase price of $0.00. On October 7, 2021, after the conversion of ATG, William Cross's Profit Units increased to 3,919,565 upon a conversion multiplier of 3.01505x.
- On February 1, 2020, the Company entered into a Profit Unit Award Agreement with David Waldner for the award of 100,000 Units for a purchase price of $0.00. On October 7, 2021, after the conversion of ATG, David Waldner's Profit Units increased to 301,505 upon a conversion multiplier of 3.01505x.
- On February 1, 2020, the Company entered into a Profit Unit Award Agreement with Lockett Wood for the award of 1,300,000 Units for a purchase price of $0.00. On October 7, 2021, after the conversion of ATG, Lockett Wood's Profit Units increased to 3,919,565 upon a conversion multiplier of 3.01505x.

- On February 1, 2020, the Company entered into a Profit Unit Award Agreement with Tracy Kessner for the award of 50,000 Units for a purchase price of $0.00. On October 7, 2021, after the conversion of ATG, Tracy Kessner's Profit Units increased to 150,753 upon a conversion multiplier of 3.01505x.
- On August 13, 2020, the Company entered into a Profit Unit Award Agreement with Tracy Kessner for the award of 100,000 Units for a purchase price of $0.00. On October 7, 2021, after the conversion of ATG, Tracy Kessner's Profit Units increased to 301,505 upon a conversion multiplier of 3.01505x.
- On August 13, 2021, the Company entered into a Profit Unit Award Agreement with Tracy Kessner for the award of 100,000 Units for a purchase price of $0.00. On October 7, 2021, after the conversion of ATG, Tracy Kessner's Profit Units increased to 301,505 upon a conversion multiplier of 3.01505x.
- On October 18, 2021, the Company entered into a Profit Unit Award Agreement with Tracy Kessner for the award of 1,250,000 Units for a purchase price of $0.00.
- On October 18, 2021, the Company entered into a Profit Unit Award Agreement with William Cross for the award of 5,000,000 Units for a purchase price of $0.00.
- On October 18, 2021, the Company entered into a Profit Unit Award Agreement with Lockett Wood for the award of 5,000,000 Units for a purchase price of $0.00.
- On November 9, 2021, the Company entered into a Subscription Agreement with Mary Waldner for the subscription of 60,300.90 Units for a purchase price of $10,000.
- On February 9, 2022, the Company entered into a Profit Unit Award Agreement with Tracy Kessner for the award of 200,000 Units for a purchase price of $0.00.
- On August 2, 2021, David Waldner loaned the company $50,000.
- On October 8, 2017, Locket E. Wood loaned the company $19,000.
- On May 23, 2019, Locket E. Wood loaned the company $50,000.
- On July 1, 2020, Lockett E. Wood loaned the company $25,000.
- On February 2, 2022, Lockett E. Wood loaned the company $3,000.
- On June 16, 2022, Locket E. Wood loaned the company $32,000.
- On August 23, 2022, Locket E. Wood loaned the company $30,000.
- On October 12, 2022, Locket E. Wood loaned the company $25,000.
- On October 24, 2022, Locket E. Wood loaned the company $5,000.
- On December 8, 2022, Locket E. Wood loaned the company $2,000.
- On December 14, 2022, Locket E. Wood loaned the company $30,000.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C/A CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any Investor should consult with its own counsel and advisors in evaluating an investment in the Offering and conduct independent due diligence.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C/A; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

The Company is not subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://www.avividwater.com.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

<h2 style="text-align:center">ADDITIONAL INFORMATION</h2>

The summaries of, and references to, various documents in this Form C/A do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C/A or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C/A. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C/A. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C/A or any other matter relating to the Securities described in this Form C/A, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C/A and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Lockett Wood
(Signature)

Lockett Wood
(Name)

Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C/A has been signed by the following persons in the capacities and on the dates indicated.

/s/ Lockett Wood
(Signature)

Lockett Wood
(Name)

Board Manager
(Title)

March 7, 2023
(Date)

/s/ William Cross
(Signature)

William Cross
(Name)

Board Manager
(Title)

March 7, 2023
(Date)

/s/ David Waldner David Waldner

(Signature)

David Waldner

(Name)

Board Manager

(Title)

March 7, 2023

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of managers or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

Avivid Water Technology LLC

(a Colorado Limited Liability Company)

Unaudited Financial Statements

Period of January 1, 2020

through December 31, 2021

Reviewed by:

TaxDrop

TaxDrop LLC
A New Jersey CPA Company

Financial Statements

Avivid Water Technology LLC

Table of Contents



CPA & Advisor

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

November 2, 2022

To: Board of Directors of Avivid Water Technology LLC
        Attn: Lockett Wood, CEO

Re: 2021-2020 Financial Statement Review

We have reviewed the accompanying financial statements of Avivid Water Technology LLC (the "Company"), which comprise the balance sheet as of December 31, 2021 and December 31, 2020 and the related statements of income, equity, and cash flows for the period of January 1, 2020 through December 31, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements of Avivid Water Technology LLC for them to be in accordance with accounting principles generally accepted in the United States of America.

Sincerely,

TaxDrop

TaxDrop LLC
A New Jersey CPA Company

Avivid Water Technology LLC
BALANCE SHEETS
As of December 31, 2021 and December 31, 2020
(Unaudited)

ASSETS		2021		2020
Current Assets				
Cash and cash equivalents	$	6,367	$	12,496
Prepaids		-		4,495
Inventory		257,432		58,106
Total Current Assets		**263,799**		**75,098**
Property and Equipment				
Machinery and equipment		219,556		157,591
Filter technology		100,000		100,000
Accumulated depreciation		(105,529)		(84,223)
Net Property and Equipment		**214,027**		**173,367**
Other Assets				
Assets held for sale		-		76,315
Intangibles, net		719,027		913,495
Total Other Assets		**719,027**		**989,810**
Total Assets	**$**	**1,196,852**	**$**	**1,238,276**

LIABILITIES AND MEMBERS' EQUITY				
Current Liabilities				
Accounts payable	$	198,518	$	121,019
Line of credit		-		3,062
Accrued payroll		27,967		19,921
Royalty liability		100,000		100,000
Convertible notes		235,500		195,000
Accrued interest - convertible notes		24,401		10,101
Accrued interest - notes payable		-		-
Current portion of notes payable		-		14,730
Total Current Liabilities		**586,386**		**463,833**
Long-Term Liabilities				
Notes payable, net of current portion		184,500		-
Total Long-Term Liabilities		**184,500**		**-**
Total Liabilities		**770,886**		**463,833**
Members' equity				
Member Contributions		1,168,747		1,158,747
Retained Earnings		(742,780)		(384,304)
Total Members' Equity		**425,966**		**774,443**
Total Liabilities and Members' Equity	**$**	**1,196,852**	**$**	**1,238,276**

The accompanying footnotes are an integral part of these financial statements.

Avivid Water Technology LLC
INCOME STATEMENTS
For the Years Ended December 31, 2021 and December 31, 2020
(Unaudited)

	2021	2020
Revenues	$ 150,815	$ 48,604
Cost of Revenues	(9,035)	(4,549)
Gross Profit	141,780	44,055
Operating Expenses		
Advertising and marketing	587	48
General and administrative	69,452	25,380
Salaries and wages	104,793	120,102
Rent	52,657	52,657
Professional services	22,010	19,474
Depreciation and amortization	248,812	275,581
Total Operating Expenses	**498,311**	**493,242**
Other Income/(Expenses)		
Cancellation of debt	-	42,500
Interest Income	-	125
Gain on sale of asset	67,494	-
Interest expense	(22,996)	(13,807)
Guaranteed payments	(46,000)	-
Other expense	(443)	-
Total Other income (expense)	**(1,946)**	**28,818**
Net Income (Loss)	$ **(358,476)**	$ **(420,368)**

The accompanying footnotes are an integral part of these financial statements.

Avivid Water Technology LLC
STATEMENTS OF CHANGES IN MEMBERS' EQUITY
For the Years Ended December 31, 2021 and December 31, 2020
(Unaudited)

	Member Units	Contributions	Retained Earnings	Total Members' Equity
Balance as of December 31, 2019	**2,475,356**	$ **885,269**	$ **38,176**	$ **923,445**
Issuance of Member Units	18,918,752	273,479	-	273,479
Member Distributions	-	-	(2,112)	(2,112)
Net loss	-	-	(420,368)	(420,368)
Balance as of December 31, 2020	**21,394,108**	**1,158,747**	**(384,304)**	**774,443**
Issuance of Member Units	60,301	9,999	-	9,999
Net loss	-	-	(358,476)	(358,476)
Balance as of December 31, 2021	**21,454,409**	$ **1,168,747**	$ **(742,780)**	$ **425,966**

The accompanying footnotes are an integral part of these financial statements.

Avivid Water Technology LLC
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2021 and December 31, 2020
(Unaudited)

	2021	2020
Cash Flows from Operating Activities		
Net Income (Loss)	$ (358,476)	$ (420,368)
Adjustments to reconcile net income (loss)		
to net cash provided by operations:		
Depreciation and amortization	248,812	275,581
Cancelation of debt	-	(250,979)
Gain on sale of assets	(67,494)	-
Changes in operating assets and liabilities:		
Prepaids	4,495	(3,673)
Inventory	(199,326)	-
Accounts payable	77,500	32,741
Accrued payroll	8,046	2,091
Accrued interest	14,300	4,829
Net cash provided by (used in) operating activities	(272,142)	(359,778)
Cash Flows from Investing Activities		
Purchase of machinery and equipment	(82,233)	-
Proceeds from sale of fixed asset	20,000	-
Patent acquisition cost	(25,179)	-
Proceeds from assets held for sale	136,218	3,900
Net cash used in investing activities	48,805	3,900
Cash Flows from Financing Activities		
Repayment on Notes Payable	(42,783)	(10,270)
Issuance of Convertible notes	65,500	69,000
Note Payable Advance	187,552	2,000
Issuance of Membership Units	10,000	273,479
Draws and Repayment on Line of Credit	(3,062)	950
Advance of PPP Loan	-	16,700
Advance EIDL Loan	-	5,000
Net cash used in financing activities	217,208	356,859
Net change in cash and cash equivalents	(6,129)	981
Cash and cash equivalents at beginning of period	12,496	11,515
Cash and cash equivalents at end of period	$ 6,367	$ 12,496
Supplemental information		
Interest paid	22,996	13,807

Noncash transactions
During 2020 the Company assumed a line of credit of a member as a noncash distribution. This transaction has been eliminated from the statement of cash flows.

The accompanying footnotes are an integral part of these financial statements.

AVIVID WATER TECHNOLOGY, LLC
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2021 AND 2020

NOTE 1 – NATURE OF OPERATIONS

Avivid Water Technology, LLC (which may be referred to as the "Company", "we," "us," "our," or "AWT"), is a Colorado limited liability company which was organized February 8, 2005. Using electrocoagulation technology, Avivid Water Technology provides advanced water purification via its patented TurboCoag® technology to treat industrial water contaminated with emulsified oils, heavy metals, suspended solids, and microorganisms. Avivid targets industrial wastewaters resistant to traditional water treatment which have high treatment and/or disposal costs, treating these waters with its triple patented TurboCoag® electrochemical reactor which is modular, scalable, self-cleaning and low maintenance. By providing purified water for reuse or release to its customers, Avivid protects increasingly scarce water resources while reducing industrial operational expenses. The Company CEO and President Lockett Wood is the co-inventor of the improved electrochemical water purification technology which has been patented by the United States.

AWT is preceded by Avivid Technologies Group Inc. ("ATG"), a Colorado corporation that formed on August 25, 2004. In 2020, ATG was merged into AWT in a legal entity reorganization. The financials herein contain the consolidated activity of the Company and ATG in a predecessor and successor business relationship.

Since Inception, the Company has relied on contributions from members, an awarded grant and securing loans to fund its operations. As of December 31, 2021, the Company had negative working capital and will likely incur additional losses prior to generating positive working capital. During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 13), and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account.

Receivables and Credit Policy

Trade accounts receivables will be recorded at the estimated collectable amounts that are due. Trade credit is generally extended on a short-term basis and therefore, trade accounts receivable do not bear interest. under normal trade tem1s, primarily requiring pre-payment before services are rendered. The Company, by policy, routinely assesses the financial strength of its customer. As a result, the Company believes that its accounts receivable credit risk exposure is limited and it has not experienced significant write-downs in its accounts receivable balances. As of December 31, 2021 and 2020, the Company has no accounts receivable.

Inventory

Inventories are stated at the lower of cost or market value. Cost is determined by the first-in, first out (FIFO) method.

Fixed Assets

Property and equipment are recorded at cost, net of accumulated depreciation. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the double declining method, based on useful lives of the assets which are between five to seven years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized as equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2021.

Intangible Assets

Patents filter technology and pilot systems are recorded at cost and are amortized on a straight-line basis over their useful life. Patents are amortized on a straight-line basis over the remaining life of the patent (twenty years or less), commencing when the patent is approved and placed in service. Trademarks and domain names have an indefinite useful life and are therefore not subject to amortization.

Depreciation is provided using the straight-line method, based on useful lives of the assets which is between one to fifteen years.

The Company reviews the carrying value of intangible personal property for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized as equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for the year ended December 31, 2021.

Research and development

The company evaluated its research and development activities against the guidance in ASC 730-10, Research and Development, since guidelines have been met, development expenditures are capitalized.

Costs of Revenues

The Company generates revenue by performing pilot testing programs using existing Company's equipment and inventory assets. Minimal additional costs are incurred in respective to conducting the pilots in order to generate revenue. In future years the Company looks to include the sale of full filtration systems to generate revenue and will likely incur higher cost of revenues as these revenue streams and product sales become viable and available for sale.

Fair Value Measurements

US GAAP defines fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):
- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

There were no assets or liabilities requiring fair value measurement as of December 31, 2021 and 2020.

Income Taxes

The Company is taxed as a limited liability company for federal and state income tax purposes and, therefore, the results of operations are reported on the income tax returns of the members. Accordingly, the financial statements reflect no provision for federal and state income taxes for the year ended December 31, 2021.

Accounting principles generally accepted in the United States of America require evaluation of the tax provisions taken or expected to be taken in the course of preparing the Company's tax returns, if any, to determine whether the tax positions are more likely than not of being sustained upon examination by the applicable taxing authorities, based on the technical merits of the tax positions, and then recognizing the tax benefit that is more likely than not to be realized. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense in the current reporting period. Management believes any such position would be immaterial to the overall financial statements of the Company.

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2021, the unrecognized tax benefits accrual was zero.

Revenue Recognition

On January 1, 2019, the Company early adopted ASU No. 2014-09. Revenue from Contracts with Customers (Topic 606), as amended ("ASC 606"), using the modified retrospective method applied to contracts which were not completed as of that date. The core principle of ASC 606 requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. ASC 606 defines a five-step process to achieve this core principle and, in doing so, it is possible more judgment and estimates may be required within the revenue recognition process than required under previous accounting principles generally accepted in US GAAP including identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price and allocating the transaction price to each separate performance obligation.

The adoption of ASC 606 did not have a material impact on the Company's consolidated financial statements as of the date of adoption, as a result a cumulative-effect adjustment was not required.

The Company recognizes revenue primarily when all significant contractual obligations have been satisfied and collection of the resulting receivable is reasonably assured, any losses on contracts are recognized immediately.

The timing of the Company's revenue recognition may differ from the timing of payment by its customers. A receivable is recorded when revenue is recognized prior to payment and the Company has an unconditional right to payment. Alternatively, when payment precedes the provision of the related services, the Company records deferred revenue until the performance obligations are satisfied.

There was no revenue recognized from performance obligations satisfied (or partially satisfied) in previous periods.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Advertising

The Company expenses advertising costs as they are incurred.

Shipping and Handling

Shipping and handling costs incurred during the years ended December 31, 2021 and 2020 are included in the cost of operations.

Member Equity-Based Compensation

Consistent with US GAAP, the Company records member equity-based compensation as a non-cash expense.

The Company measures and recognizes compensation expense for all equity-based awards, granted to employees and directors based on the estimated fair value of the awards on the date of grant. The fair value of each stock option award is estimated on the grant date using the Black-Scholes option pricing model. The Black-Scholes option pricing model requires the input of highly subjective assumptions, including the fair value of the underlying common stock, the expected term of the option, the expected volatility of the price of the Company's common stock, risk-free interest rates, and the expected dividend yield of the Company's common stock. The assumptions used to determine the fair value of the awards represent management's best estimates. These estimates involve inherent uncertainties and the application of management's judgment.

The Company amortizes the fair value of each stock award over the requisite service period of the awards in accordance with the associated vesting schedule. Member equity-based compensation is adjusted based upon actual forfeitures.

Recent Accounting Pronouncements

In February 2019, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2018, FASB amended ASU No. 2018-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – INVENTORIES

At December 31, 2021 and 2020 inventories consist of the following:

	2021	2020
Reactors	245,552	58,106
Power Supplies	7,880	-
Conex Units	4,000	-
Total Inventory	$ 257,432	$ 58,106

The Company leverages its inventory for pilot programs conducted and are available for sale to its customers.

NOTE 4 – FIXED ASSETS

Fixed assets at December 31, 2021 and 2020 consists of the following:

	2021	2020
Machinery and Equipment	219,556	157,591
Filter Technology	100,000	100,000
Accumulated Depreciation	(105,529)	(84,223)
Total	$ 214,027	$ 173,367

Depreciation expenses totaled $29,164 and $29,347 for the years ended December 31, 2021 and 2020, respectively. The filter technology as of December 31, 2021 had not yet met the requirements for amortization as they are still under development.

NOTE 5 – INTANGIBLES

At December 31, 2021 and 2020, intangible assets consists of the following:

	2021	2020
Patents	$ 155,781	$ 130,602
Research and Development	1,046,541	1,046,541
Accumulated Amortization	(483,296)	(263,648)
Net Intangibles	$ 719,027	$ 913,495

Amortization expenses totaled $219,648 and $246,234 for the years ended December 31, 2021 and 2020, respectively

NOTE 6 – LOANS

Convertible Notes

In 2019 the Company issued convertible notes totaling $130,000. The notes bear an interest rate of 6% per annum and are convertible into Company member units at the rate of $0.50 per Member Unit. In 2020 the Company issued an additional $65,000 of convertible notes with the same terms as above while one note of $25,000 was canceled. As of December 31, 2021 and 2020 the amount of convertible notes not converted is $235,500 and $195,000, respectively.

Promissory Notes

In connection with the purchase of three TurboCoag reactors, the Company signed a promissory note on May 5, 2021 in the amount of $187,552. The promissory note does not bear interest. Commenced August 5, 2021, the Company was required to pay $5,209.78 per month for thirty-six months in monthly installments on the promissory note balance.

Royalty Agreement

In 2018 the Company entered into a royalty agreement totaling $100,000. Pursuant to a contract modification dated January 20, 2022, the Company would repay the licensor in $50,000 of royalty payments in each year of 2020 and 2021. During 2022, the $100,000 obligation for accumulated royalties was converted into equity.

NOTE 7 – ASSET HELD FOR SALE

In 2016 Avivid Technologies Group ("ATG) purchased $300,000 worth of trailers from a bankruptcy sale. In 2018 ATG transferred the remaining trailers to the Company to sell. The trailers consisted of various subparts that were separated and sold over the course of business from 2016 through 2022. In 2021 the Company sold the remaining trailer component and realized a gain of $67,494.

NOTE 8 – INCOME TAXES

The Company has filed its income tax return for the period ended December 31, 2021, which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company is taxed as a partnership.

NOTE 9 – MEMBER EQUITY

Based upon the Amended and Restated Operating Agreement dated September 2021, there are a total of 75,000,000 Member Units authorized; 21,766,923 Member Units issued and outstanding as of December 31, 2021. In addition, pursuant to multiple Profit Unit Award Agreements, the Board of Managers has authorized the issuance of Profit Units totaling 28,129,514; 11,455,182, vested Profit Units at a strike price of $0.165835 per Profit Unit, 4,500,000, unvested Profit Units at a strike price of $0.35 per Profit Unit and 6,750,000, vested Profit Units at a strike price of $0.42 per Profit Unit. The issue of Profit units is subject to vesting restrictions as imposed by the Board of Managers, each Profit Unit has a time of vesting and the acceleration thereof in a liquidity event. Upon the termination of employment, all non-vested Profit Units are forfeited.

The Board of Managers are authorized to conduct, direct and exercise control over all activities of the Company that are not delegated to the officers of the Company. Each of the members of the Board of Managers has one vote.

NOTE 10 – EQUITY-BASED COMPENSATION

The Company Profit Unit have the purpose of retaining the best available personnel for positions of substantial responsibility, to provide additional incentives to employees, non-employees and consultants to promote the success of the Company's business. Certain options granted under the Profit Unit Award Plan may be Incentive Stock Options or Non-statutory Member Unit Options, as determined at the time of grant of an Option and subject to the applicable provisions of Section 422 of the Internal Revenue Code and the regulations promulgated thereunder. Restricted Stock may also be granted under the Plan.

Through December 31, 2021, the Company has not recorded any compensation expense relating to Profit Units or other equity-based compensation awards.

NOTE 11 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of December 31, 2021 (see Note 13 – Subsequent Events).

Leases

As of January 1, 2022, the Company is subject to a twenty-four-month lease for 4,000 square feet of warehouse/shop space and 1,500 square feet of office space which is located at 21 S. Sunset Street, Longmont, Colorado. The Company is obligated to pay rent in the amount of $7,700 per month. The Company recognizes the lease payments as an expense as incurred on a straight-line basis. During the years ended December 31, 2021 and December 31, 2020, the Company recorded rent expense of $52,657 for each year.

COVID-19

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

NOTE 12 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2004 via ATG (see Note 1) and incurred a loss since inception. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 13 – SUBSEQUENT EVENTS

Upcoming Loans

The Company, as of October 24, 2022, has signed additional promissory notes for a total of $199,000.

In connection with the royalty agreement in Note 6, the $100,000 royalty liability has been forgiven in exchange for equity into the Company.

Crowdfunded Offering

The Company is offering (the "Crowdfunded Offering") up to $1,235,000 in Simple Agreements for Future Equity (SAFEs). The Company is attempting to raise a minimum amount of $25,000 in this offering and up to $1,235,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through OpenDeal Portal LLC (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary will be entitled to receive a 6% commission fee and 2% of the securities issued in this offering.

Management's Evaluation

Management has evaluated subsequent events through November 2, 2022, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

Form of Security

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY SUBSCRIPTION OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE SUBSCRIPTION OF THE SECURITIES BY ANY FOREIGN SUBSCRIBER.

AVIVID WATER TECHNOLOGY, LLC

Crowd SAFE
(Crowdfunding Simple Agreement for Future Equity)

Series 2023

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2023 Crowd SAFE holders, "**Investors**") of $[________] (the "**Subscription Amount**") on or about [Date of Crowd SAFE], Avivid Water Technology, LLC, a Colorado limited liability company (the "**Company**"), hereby issues to the Investor the right to certain units of the Company's Equity Securities (defined below), subject to the terms set forth below.

The "**Valuation Cap**" is $10,000,000.

See Section 2 for certain additional defined terms.

1. ***Events***

(a) **Equity Financing**.

(i) If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Company shall promptly notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Subscription Amount to Equity Securities; or (2) issue to the Investor a number of units of the Equity Securities (whether Preferred Interests or another class issued by the Company) sold in the First Equity Financing. The number of units of Equity Securities shall equal the quotient obtained by dividing (x) the Subscription Amount by (y) the **First Equity Financing Price** (as defined below).

(ii) If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall promptly

- 1 -

notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Subscription Amount to Equity Securities; or (2) issue to the Investor a number of units of Equity Securities (whether Preferred Interests or another class issued by the Company) sold in the Subsequent Equity Financing. The number of units of such Equity Securities shall equal to the quotient obtained by dividing (x) the Subscription Amount by (y) the First Equity Financing Price.

(b)   **Liquidity Event**.

(i)   If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Subscription Amount (or a lesser amount as described below) or (2) to receive from the Company a number of units of Equity Securities equal to the Subscription Amount (or a lesser amount as described below) divided by the Liquidity Price.

(ii)   If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, each Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Subscription Amount (or a lesser amount as described below) or (2) to receive from the Company a number of units of the most recent issued Equity Securities (whether Preferred Interests or another class issued by the Company) equal to the Subscription Amount divided by the First Equity Financing Price. Units of Equity Securities granted in connection therewith shall have the same liquidation rights and preferences as the units of Equity Securities issued in connection with the Company's most recent Equity Financing.

(iii)   If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Subscription Amounts. In connection with this Section 1(b), the Subscription Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event.

Notwithstanding Section 1(b)(i)(2) or Section 1(b)(ii)(2), if the Company's board of directors determines in good faith that delivery of Equity Securities to the Investor pursuant to Section 1(b)(i)(2) or Section 1(b)(ii)(2) would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such Equity Securities, as determined in good faith by the Company's board of directors.

(c)   **Dissolution Event**.   If there is a Dissolution Event (defined below) before this instrument terminates in accordance with Section 1(a) or Section 1(b), subject to the preferences applicable to any series of Preferred Interests, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Interests as determined in good faith by the Company's board of directors at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Interests upon a Dissolution Event and (iii) and all holders of Common Interests.

(d)   **Termination**. This instrument will terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of Equity Securities to the Investor pursuant to Section 1(a) or Section 1(b);

or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Section 1(b) or Section 1(c).

2. *Definitions*

"**Capital Interests**" means the capital interests of the Company, including, without limitation, Common Interests and Preferred Interests.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Interests**" means common limited liability company membership units of the Company or common stock of the Company, if the Company is restructured as a corporation, including the securities issuable upon the conversion of this instrument pursuant to Sections 1(a) or 1(b). For purposes of this Crowd SAFE, "common limited liability company membership units" refers to those interests in the Company that, as of the relevant event, would be last to receive a repayment of all capital contributions made in respect to such interests.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Equity Securities to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,000,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Equity Securities, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Capital Interests (whether Common Interests or Preferred Interests), any other capital or profits interest of the Company or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Interests or Preferred Interests, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs issued.

"**First Equity Financing Price**" shall mean (x) if the pre-money valuation of the Company immediately prior to the First Equity Financing is less than or equal to the Valuation Cap, the lowest price per unit of the Equity Securities sold in the First Equity Financing or (y) if the pre-money valuation of the

Company immediately prior to the First Equity Financing is greater than the Valuation Cap, the SAFE Price.

"**Fully Diluted Capitalization**" shall mean the aggregate number, as of immediately prior to the First Equity Financing, of issued and outstanding units of Equity Securities, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including units of convertible Preferred Interests and all outstanding vested or unvested options or warrants to purchase Equity Securities, but excluding (i) the issuance of all units of Equity Securities reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Intermediary**" means OpenDeal Portal LLC, a registered securities crowdfunding portal CRD#283874, or a qualified successor.

"**IPO**" means: (A) the completion of an underwritten initial public offering of Equity Securities by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Equity Securities by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Company's initial listing of its Equity Securities (other than units of Equity Securities not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers units of existing Equity Securities of the Company for resale, as approved by the Company's board of managers, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Equity Securities of the Company..

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of units of the Company's Equity Securities (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) units of Equity Securities reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; (iii) convertible promissory notes; and (iv) any Equity Securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per unit equal to (x) the Valuation Cap divided by (y) the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Interests**" means the preferred limited liability company membership interests of the Company or preferred stock of the Company, if the Company is restructured as a corporation.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Equity Securities in accordance with its terms.

"**SAFE Price**" means the price per unit equal to (x) the Valuation Cap divided by (y) the Fully Diluted Capitalization.

3. *Company Representations*

(a)   The Company is a limited liability company duly organized, validly existing and in good standing under the laws of the state of its organization, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current organizational documents; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)   The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals from the Company's members or board of managers; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of units of Equity Securities issuable pursuant to Section 1.

(e)   If the Company is restructured as a corporation, then it shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Equity Securities for issuance and delivery upon the conversion of this instrument, such number of shares of the Equity Securities as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Equity Securities issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f)   The Company is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(g)   The Company has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Company with respect to the Crowd SAFE.

4. *Investor Representations*

(a)   The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c)   The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d)   The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)   The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to subscribe to this instrument, the Investor is not relying on the advice or recommendations of the Company or of the Intermediary and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)   The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g)   The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)   The Investor is not (i) a citizen or resident of a geographic area in which the subscription of or holding of the Crowd SAFE and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstances change such that the above representations are no longer accurate, Investor will immediately notify Company. Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Crowd SAFE or the underlying securities to a party subject to U.S. or other applicable sanctions.

(i)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, subscription and payment for, and continued ownership of, its beneficial interest in the Crowd SAFE and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i) the legal requirements within its jurisdiction for the subscription of its beneficial interest in the Crowd SAFE; (ii) any foreign exchange restrictions applicable to such subscription; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the subscription, holding, conversion, redemption, sale, or transfer of its beneficial interest in the Crowd SAFE and the underlying securities. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to the Crowd SAFE (and the Investor's beneficial interest therein) and the underlying securities.

(j)   If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Crowd SAFE; (ii) the execution, delivery and performance by the Investor of the Crowd SAFE is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance of this Crowd SAFE does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Subscription Amount.

(k)   The Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the SEC.

(l)   The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. *Transfer Restrictions*.

(a)   The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any units of Equity Securities or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Equity Securities (whether such units or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Equity Securities or other securities, in cash, or otherwise.

(b)   The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any units of the Company's securities to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any Company's securities to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all managers, officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all members individually owning more than 5% of the outstanding Equity Securities or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Equity Securities. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company securities or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such securities under the Securities Act.

(e)   The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f)   If the Investor intends to transfer the Crowd SAFE (**"Transfer"**) in accordance with this Section 5, the investor accepting transfer (**"Transferee"**) must pass and continue to comply with the Nominee's (as defined in **Exhibit A**) (and any applicable affiliate's) know your customer ("**KYC**") and anti-money laundering ("**AML**") policies and execute Exhibit A contemporaneously and in connection with the Transfer. The Investor understands that the Transferee's failure to pass the requisite KYC and AML procedures or to execute Exhibit A contemporaneously with the Transfer will render the Transfer void, null, unenforceable, and the Transferee will be unable to redeem their security.

(g)   The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's organizational documents, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6.   *Miscellaneous*

(a)   The Investor agrees to execute the Nominee Rider and Waiver, attached hereto as Exhibit A contemporaneously and in connection with the subscription of this Crowd SAFE. The Investor agrees and understands that the Investor's failure to execute Exhibit A contemporaneously with this Crowd SAFE will render the Crowd SAFE void, null and unenforceable.

(b)   The Investor agrees to take any and all actions determined in good faith by the Company's board of managers to be advisable to reorganize this instrument and any units of Equity Securities issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(c)   Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority of the

Investors (calculated based on the Subscription Amount of each Investors Crowd SAFE).

(d)   Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(e)   The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Equity Securities for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a member of the Company or any right to vote for the election of directors/managers or upon any matter submitted to members at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until units have been issued upon the terms described herein.

(f)   Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(g)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(h)   All securities issued under this instrument may be issued in whole or fractional parts, in the Company's sole discretion.

(i)   All rights and obligations hereunder will be governed by the laws of the State of Colorado, without regard to the conflicts of law provisions of such jurisdiction.

(j)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be withing twenty-five (25) miles of the Company's principal place of business. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(k)   The parties acknowledge and agree that for United States federal and state income tax purposes this Crowd SAFE is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Crowd SAFE consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(l) The Investor agrees any action contemplated by this Crowd SAFE and requested by the Company must be completed by the Investor within thirty (30) calendar days of receipt of the relevant notice (whether actual or constructive) to the Investor.

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

AVIVID WATER TECHNOLOGY, LLC

By:
Name: Lockett Wood
Title: Chief Executive Officer
Address: 21 South Sunset Street, Longmont, CO, 80501 United States
Email: lockett.wood@avividwater.com

INVESTOR:
By:
Name:

EXHIBIT A

Nominee Rider and Waiver

Republic Investment Services LLC (f/k/a NextSeed Services, LLC) (the "**Nominee**") is hereby appointed to act on behalf of the Investor as agent and proxy in all respects under the Crowd SAFE Series 2023 issued by Avivid Water Technology, LLC (the "**Security**"). The Nominee shall receive all notices and communications on behalf of the Investor, and cause the Security, or any securities which may be acquired upon conversion thereof (the "**Conversion Securities**") to be custodied with a qualified custodian of the Nominee's sole discretion ("**Custodial Conversion**"). The Nominee is authorized and empowered to undertake Custodial Conversion at any point after issuance of the Securities. To the extent the holders of Securities or Conversion Securities are entitled to vote at any meeting or take action by consent, Nominee is authorized and empowered to vote and act on behalf of Investor in all respects thereto (without prior or subsequent notice to the Investor) until the expiry of the Term (as defined below) (collectively the "**Nominee Services**"). Defined terms used in this Nominee Rider are controlled by the Security unless otherwise defined.

Nominee shall vote all such Securities and Conversion Securities consistently at the direction of the Chief Executive Officer of Avivid Water Technology, LLC. Neither Nominee nor any of its affiliates nor any of their respective officers, partners, equity holders, managers, officers, directors, employees, agents or representatives shall be liable to Investor for any action taken or omitted to be taken by it hereunder, or in connection herewith or therewith, except for damages caused by its or their own recklessness or willful misconduct.

Upon any conversion of the Securities into Conversion Securities of the Company, in accordance with the terms of the Securities, Nominee will execute and deliver to the Issuer all transaction documents related to such transaction or other corporate event causing the conversion of the Securities in accordance therewith; *provided,* that such transaction documents are the same documents to be entered into by all holders of other Securities of the same class issued by the Company that will convert in connection with the equity financing or corporate event and being the same as the subscribers in the equity financing or corporate transaction. The Investor acknowledges and agrees, as part of the process, the Nominee may open an account in the name of the Investor with a qualified custodian and allow the qualified custodian to take custody of the Conversion Securities in exchange for a corresponding beneficial interest held by the Investor. Upon any such conversion or changing of title, Nominee will take reasonable steps to send notice to the Investor, including by e-mail, using the last known contact information of such Investor.

The "**Term**" the Nominee Services will be provided will be the earlier of the time which the Securities or any Conversion Securities are (i) terminated, (ii) registered under the Exchange Act, or (iii) the time which the Nominee, the Investor and the Company mutually agree to terminate the Nominee Services.

To the extent you provide the Issuer with any personally identifiable information (**"PII"**) in connection with your election to invest in the Securities, the Issuer and its affiliates may share such information with the Nominee, the Intermediary, and the appointed transfer agent for the Securities solely for the purposes of facilitating the offering of the Securities and for each party to provide services with respect to the ownership and administration of the Securities. Investor irrevocably consents to such uses of Investor's PII for these purposes during the Term and Investor acknowledges that the use of such PII is necessary for the Nominee to provide the Nominee Services.

(Remainder of Page Intentionally Blank – Signature Page to Follow)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

INVESTOR:

By:

Name:

Date:

NOMINEE:

Republic Investment Services LLC

By:

Name: Youngro Lee, President

Date:

COMPANY:

AVIVID WATER TECHNOLOGY, LLC

By:

Name: Lockett Wood, CEO

Date:

EXHIBIT C

Video Transcript



Avivid Script 3



Audio	Visual
Every year, the world produces over 95 trillion gallons of wastewater. 48% of which is released into our water systems untreated. Much of this waste is produced by major global industries like fashion, semiconductors, construction, mining, and agriculture.	Stock- wastewater pouring into natural bodies of water Stock- clothing being dyed, micro chips being made, construction, mining, agriculture Source: Country-level and gridded estimates of wastewater production, collection, treatment and re-use. Edward R. Jones1, Michelle T.H. van Vliet1, Manzoor Qadir2, Marc F.P Bierkens1,3 1Department of Physical Geography, Faculty of Geosciences, Utrecht University, Utrecht, The Netherlands. 5 2United Nations University: Institute for Water, Environment and Health (UNU-INWEH), Hamilton, Canada. 3Deltares, Unit Soil and Groundwater Systems, Utrecht, The Netherlands
$301billion dollars is spent every year on wastewater treatment, yet untreated waste continues to destroy our drinking water supply, and pollute the environment.	Stock- Earth from space blue oceans Infographic- $301billion dollars per year, yet 48% of wastewater is still released untreated into the world
In Colorado, mine water run-off has turned streams orange with iron, zinc, and other metals. These pollutants upset our natural ecology, kill fish, and keep wildlife away from this precious resource.	Stream polluted mining run off https://drive.google.com/file/d/1j9BTx2gbW778MbQWzkDOzeP6wGQGDHIF/view?usp=sharing
While existing industrial wastewater producers are happy to continue treating water with chemicals and heavy metals that create new forms of pollution, *we are not.*	Stock- polluted streams being treated with chemicals

At Avivid Water, we design, build, and consult on water treatment solutions for public and private industrial wastewater sites.	Avivid water logo Infographic: Design, build and consult
We've invented a breakthrough water treatment device called TurboCoag which is highly effective, safer than chemical treatment, and provides sustainable industrial water treatment, using a technology known as Electrocoagulation or EC.	Hero shot of Turbo COAG Animation of how EC works
Using EC, wastewater can be recycled into usable water that's clean and safe to drink, without adding more chemicals or leaving behind any additional waste byproducts unlike traditional treatment methods. Avivid treats water like the finite resource it is, not as a waste material.	B-Roll- Avivid water systems being used in different situations Clip of Lockett drinking water after it has been treated https://camachem.com/en/blog/post/best-water-treatment-chemicals Great image on that page: https://camachem.com/pub/media/wysiwyg/TCCA_used_as_a_disinfectant.jpg
One TurboCoag reactor can process up to 150 gallons of wastewater into clean water every minute, over 200,000 gallons per day.	B-roll- TurboCoag being used in different situations Infographic- ● 150 Gallons a minute ● 216,000 gallons per day ● 105 million gallons per year Usable water for about 2400 people
We believe it can save treatment facilities up to 50% on their water treatment costs, which can be in the millions or tens of millions dollars per year per company.	Stock- board room meeting Infographic- Save facilities up to 50% on their water treatment costs

Avivid's treatment solutions can also remove PFAS - toxic compounds known as "forever chemicals" - like arsenic, uranium, heavy metals, and other chemicals, producing a cleaner and safer water supply.	Stock- polluted water systems Infographic- Four billion people, almost two thirds of the world's population, experience severe water scarcity for at least one month each year. Infographic: -- arsenic, -- uranium, -- heavy metals, source:https://www.unicef.org/wash/water-scarcity#:~:text=Key%20facts,by%20as%20early%20as%202025.
We started Avivid because we believe everyone deserves clean, fresh water and that a more sustainable world is possible. As an impact investor in Avivid, you are investing in support of your values while protecting this vital resource.	Stock- child drinking water, family swimming and playing in a clean lake, people fly fishing in a mountain stream/lake Image of kids from the Dominican Republic where we went to provide clean drinking water.
With as little as $150 dollars you can join us and make a difference in your health, community, and environment.	Clip of the small test unit cleaning polluted water https://www.avividwater.com/
Invest today, and help us make this world a reality.	Stock- Clean water systems Avivid Logo Republic link

EXHIBIT D

Testing the Waters Communications

 **Republic**

Company Name Avivid Water Technology

Logo

Headline Bringing sustainable water treatment to heavy industry

Slides



Tags B2B, Crowd SAFE, Industrial Operations & Management, Sustainability, Coming Soon, Companies

Summary

- 3x patented wastewater treatment tech ready for commercialization
- Bootstrapped with $1.6M already raised and invested
- Multi-award winning tech proven through several paid pilots and demos
- Full-service leasing model, turnkey treatment service
- $200K Advanced Industries Accelerator Award-winner
- CEO led prior company to $75M in revenue and exit by sale
- Global wastewater treatment market projected @ $465B in 2028 (CAGR of 7.3%)

Problem



Most modern industries—clothing and textiles, mining, oil production, landfills, farming, chemical manufacturing—produce polluted water. We call this wastewater. But **water is not waste to be discarded—it's a precious resource to be protected**.

Traditional wastewater treatment is slow, expensive, toxic, and produces byproducts that are difficult to store and transport safely. We need a **fast, safe, and sustainable solution** for industrial wastewater, and we need it now.

Traditional wastewater treatment uses chemicals to remove contaminants.

But these chemicals are:

- ✖ Expensive to buy and store.
- ✖ Toxic to humans and the environment.
- ✖ Produce large amounts of sludge.
- ✖ Leave residue in treated water.



Solution



Chemical-Free Water Treatment with Electrocoagulation

Avivid's custom water treatment empowers customers to **clean their water to drinking standards, reuse it, or release it to local wastewater treatment plants or the environment** —at or exceeding permit standards.

Our **groundbreaking tech** improves on a water treatment method from the 1880s called electrocoagulation (EC), the process of applying an electrical charge to water to clump suspended waste particles together in water for easy removal.

Operational issues like sludge accumulation and corruption of the anodes have plagued this method and prevented widespread adoption...until Avivid.

Sustainable and efficient water treatment technology for any setting.


SMALL & VERSATILE FOOTPRINT
Use inside, outside, or both in any fixed or mobile configuration.


CUSTOMIZABLE DESIGN
Easy to maintain and highly scalable for any water volume treatment.


TOUCH SAFE
Self-cleaning. No exposed wires or moving parts.


CHEMICAL FREE
Cleans wastewater with no added chemicals. Floc filters into non-toxic sludge for EPA/TCLP-approved landfill disposal.



Product



Safe, Fast, and Efficient Water Treatment

Avivid is engineered EC technology for next-generation water treatment and recovery with a **complete, turnkey system** that features our proprietary EC reactor, the TurboCoag® V. An innovative Tesla pump removes 99% of suspended solids, heavy metals, and biological contaminants in water—**all without chemicals.**

Total treatment and mineral recovery solutions for industry wastewater—chemical-free.

Avivid's electrocoagulation technology reduces operating expenses in **3 ways:**

| Sludge disposal by **30-70%** | Chemical consumption by **70-100%** | Biocide consumption by **100%** |



Treatment of highly contaminated waters:
Industrial / Leachate / Mining / Oil & Gas



TurboCoag®V
Reliable & efficient electrocoagulation technology



Significant savings
in operating expenses for operators



Traction



Patented and Market-Ready Technology

After years of research and development, Avivid's patented tech is market-ready with a full customer pipeline. We're fielding dozens of inquiries and running hundreds of water samples from interested prospective customers across industries.

Avivid Water Technology is an industry-leading innovator.



Business Model

- ▶ 3 international patents

- ▶ Proven tech with 6 pilot projects across 3 industries and 4 states

- ▶ $1.6M raised and invested

- ▶ 3 additional products in design phase

- ▶ Hundreds of water samples tested from multiple target markets

- ▶ Award-Winning:
    - » Colorado Advanced Industry Award in 2016
    - » 2nd Place in Colorado Cleantech Oil & Gas Challenge in 2018

Custom Offerings and Multiple Revenue Streams



Our **full-service leasing model with a flexible pricing structure** offers customers Water-as-a-Service per gallon treated, or a **complete turnkey treatment system**. Avivid's first customer sale—worth **$1.4 million**—is expected in Q4 2022 after a successful paid pilot project in 2021.*

Planned Revenue Streams



Raw Water

Leasing:
Complete treatment systems and selling water treatment as a service



Treated Water

Equipment sales:
Reactors & anodes



Reusable/Releasable Water

Product licenses:
Generating royalty income based on volume of water treated

Pitch text

* Click here for important information regarding Financial Projections which are not guaranteed.

Custom water treatment options for customers of all sizes and sectors.



Flexible Pricing Structure

Choose Water-as-a-Service per gallon treated or turnkey treatment system

$150,000+

Annual recurring revenue per reactor for required consumable

3 reactors

Typical install treats 300 GPM

18 months

Expected breakeven with 5-year amortized cost

Mineral Recovery Potential

For metal-heavy wastewater

Market

Multi-Billion Dollar Market Opportunity

Avivid has the potential to **minimize the environmental impact in 4 water markets** : highly hazardous industrial wastewater, oil and gas water, landfill leachate, and mining water. In total, this is an **$84 billion market opportunity.**

In addition, the market for smaller $5M to $20M installations—untapped by larger water treatment companies—provides an **opportunity for niche domination** with our customizable, scalable turnkey solution. It's clear that Avivid is **uniquely positioned to clean up our world's water.**



$13B market value

Treating highly hazardous water that's difficult to dispose of safely

$34B market value

U.S. produced 2.5 billion gallons of wastewater daily

Wastewater management costs projected to double by 2023

$20B market value

16B gallons produced annually

Toxic mix of heavy metals, pesticides, microorganisms and pharmaceuticals

$17B market value

30,000 abandoned U.S. mines

50M gallons of acid mine drainage daily

Competition

A New Generation of Water Treatment Technology

Other legacy electrocoagulation systems are energy-intensive, difficult to maintain, and have high sludge accumulation.

Our **patented TurboCoag technology is capable of cleaning some of the world's most contaminated water** —without toxic or harmful chemicals, and with optimized efficiency and the potential for precious metal recovery.

The Avivid Advantage	Chemicals	Legacy EC	TurboCoag
Removes contaminants	✔	✔	✔
Low power requirement	✔	✖	✔
Non-toxic to humans or the environment	✖	✔	✔
No (or few) chemicals required	✖	✔	✔
Minimal sludge waste created	✖	✔	✔
Contaminant + Biocide	✖	✔	✔
Self-cleaning	✖	✖	✔
Continuous operation	✖	✖	✔
Sludge-free operation	✖	✖	✔
Easy to maintain	✖	✖	✔
Potential for metal recovery	✖	✔	✔

Vision And Strategy

Cleaning the World's Waterways

Fresh water is a finite resource, with only .0001% of the world's water readily available for human use. Keeping this water clean is **essential for environmental conservancy, resource recovery, and worldwide health.**

Avivid is raising $1M in 2022 and up to $5M in 2023 to meet **our mission: cleaning the world's most polluted industrial water.**



USE OF FUNDS

Increase FTE with Expertise in Water Treatment ----- $105K

$170K ----- **Increase FTE with Expertise in Sales and Marketing**

Advanced Filter R&D, Prototype, and Marketing ----- $175K

$250K ----- **Capital for Pilot Projects**

$300K ----- **Working Capital**

Funding

$1.6 Million Already Invested

As **proof of our powerful concept**, we were able to completely fund Avivid using small investments from friends, family, and our founder. Today, we've **bootstrapped our way to success**, earning awards from the State of Colorado and reinvesting our profits to make Avivid as market-ready as possible—**without being accountable to any outside VC or angel investments** .

> *What sets bootstrapping apart from other forms of business funding is that it relies heavily on* **entrepreneurs' frugal thinking, creativity, thriftiness, planning and cost-cutting efficiency skills.**

Victor Kwegyir

Benefits of self-funding

Full ownership
Greater control
Less debt

Founders

Our company was founded by Dr. Lockett Wood, a **Ph.D. physicist, electrical engineer, and experienced tech startup founder**. Before Avivid, co-founded both Colorado Data Systems and Cybermedic, companies that grew to **massive multi-million-dollar revenues before exiting by sale**.

The entire Avivid team is uniquely experienced in both our industry area of expertise and business development. We have led the **successful launch and operation of more than 10 new businesses and a public offering** in their



Lockett Wood
PhD, CEO, Inventor

 



William Cross
Exec VP, Operations

 



Tracy Kessner
VP, Business Operations

 

> "*Cleaning up wastewater is vital for environmental protection, resource recovery, and human health. Investing in water treatment speaks to the values that I have— to live and thrive we must have clean water.*"

Tracy Kessner
VP, Business Operations

previous careers.

Team

 Lockett Wood — PhD, CEO, Inventor — Co-founder/inventor of the TurboCoag® reactor, Dr. Wood leads Avivid's tech and business development. He has published 30+ papers, holds 30+ patents, and received the Dept. of Commerce Silver Medal for outstanding contributions to missile tracking.

 William Cross — Exec VP, Operations — A serial entrepreneur with 40+ years' experience in construction, project management, & business development, Mr. Cross has been instrumental in Avivid's operations since inception—including vendor management, sales, product design, & more.

 Tracy Kessner — VP, Business Operations — Ms. Kessner is an IBM-trained project manager with 13+ years in business optimization and strategic planning. She is responsible for Avivid's project management, contract and process development, customer relations, and internal business systems.

 Fernando Batista — Advisor

 David Waldner — Advisor

 Hannah Cohen — Advisor

 John Reynolds — Advisor

Perks

$750 — Personal thank you note from the founders

$1,500 — Meet and Greet video call with the founders. Thank you note from the founders

$5,000 — Semi-annual state of the business conference call with the founders. Meet and Greet video call with the founders. Thank you note from the founders

$10,000 — One-on-one live video call with the founders for a personalized Ask Me Anything Q&A session. Semi-annual state of the business conference call with the founders. Meet and Greet video call with the founders. Thank you note from the founders

$50,000 — Seat on our advisory board. One-on-one live video call with the founders for a personalized Ask Me Anything Q&A session. Semi-annual state of the business conference call with the founders. Meet and Greet video call with the founders. Thank you note from the founders

FAQ		
	What must I do to receive my equity or cash in the event of the conversion of my Crowd SAFE?	Suppose the Company converts the Crowd SAFE as a result of an equity financing. In that case, you must open a custodial account with the custodian and sign subscription documentation to receive the equity securities. The Company will notify you of the conversion trigger, and you must complete necessary documentation within 30 days of such notice. If you do not complete the required documentation with that time frame, you will only be able to receive an amount of cash equal to (or less in some circumstances) your investment amount. Unclaimed cash will be subject to relevant escheatment laws. For more information, see the Crowd SAFE for this offering.
		If the conversion of the Crowd SAFE is triggered as a result of a Liquidity Event (e.g. M&A or an IPO), then you will be required to select between receiving a cash payment (equal to your investment amount or a lesser amount) or equity. You are required to make your selection (and complete any relevant documentation) within 30 days of such receiving notice from the Company of the conversion trigger, otherwise you will receive the cash payment option, which will be subject to relevant escheatment laws. The equity consideration varies depending on whether the Liquidity Event occurs before or after an equity financing. For more information, see the Crowd SAFE for this offering.
	How do I earn a return?	We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.
	Do you have recurring revenue streams?	Yes. Due to the razor/razorblade model of our water treatment system, we expect monthly recurring revenue from consumable purchases as well as maintenance service contracts.
	What happens to the waste material? Is zero waste possible?	Reclaimed water can be reused or released to the environment. Some waste sludges may contain valuable base, precious, or rare earth metals that can be recovered via additional processing steps. Typical sludge material passes the EPA TCLP standards and is suitable for landfill disposal.
	What other products are under development?	Avivid has prototypes or designs for three new products: a water filter, pond evaporator, and a pump. Coincidentally, each of these products are also a variation on a Tesla pump and may also be subject to patent protection.
	How long is a typical treatment system in service?	At construction sites, a mobile facility may be in place for weeks or months before it is moved to a new location. At mining sites, it is possible that the facility will be in place for decades since mining sites produce drainage water that must be treated in perpetuity.
	Are Avivid systems fixed or mobile?	Avivid systems are skid mounted and may be deployed in permanent installations or in mobile trailers. Many operators prefer mobile systems because these provide rapid deployment and avoid permitting issues.
	Given the size and diversity of the water treatment market, how does the company focus its efforts?	The company focuses on very dirty water with a high cost of disposal or cleaning. The amount of water to be treated is between 1000 gallons to 300,000 gallons per day. These amounts can generate significant cash flow but are smaller than the amounts targeted by the large companies such as Veolia.
	Is this an enabling technology for Oil & Gas?	By treating O&G wastewater, we prevent destruction of freshwater resources, keep water in the hydrologic cycle, and prevent induced earthquakes from deep well disposal. Treatment to meet ag or drinking water standards provides more water for dry regions.
	Why should I invest in this company? What's Avivid's story?	Businesses and communities need clean water to expand and thrive. Avivid recognizes water as a resource, not a waste material. By providing clean water we see the opportunity for significant growth and increased value as the demand for clean water and a clean environment continues to expand.
	How are you compensating your founding team?	The founding team is compensated with incentive ownership and modest salaries compared to employment in other industries. The founding team is only well compensated when the company is successful.
	What's stopping other companies from doing this?	Other companies cannot copy the Avivid water treatment method as it is covered by three new utility patents. Traditional electrocoagulation has proven unsuccessful due to sludge accumulation and anode fouling. Chemical water treatments have proven ineffective against our targeted markets.
	Who are your competitors, and how exactly do they differ from you?	Avivid's only significant direct competitor is OilTrap out of Tumwater, WA. OilTrap does not have the advantage of a passivation-free, self-cleaning system. Principal competition for Avivid is water treatment with chemicals such as alum or ferric chloride which produce far more waste material.
	What do the next 5 years look like for Avivid?	Avivid will establish key installations in a few industries such as heavy industry and mining. Based on early-adopter response, we will expand into additional markets. The company expects to produce unique water treatment products as it invests R&D dollars into products currently in development.
	How did you come up with your valuation?	The valuation is based on business opportunities in industries where treatment or disposal of industrial wastewater is expensive, and present treatment technologies are ineffective. Avivid's solution to a 100-year-old engineering design problem is the company's unique market advantage.
	Why is Avivid Water Technology Crowdfunding?	Avivid is seeking to raise $1M to hire additional experienced talent, R&D funding for new technology under development, and to complete a portable pilot treatment system for customer demos. We further believe that Crowdfunding enables greater exposure to green tech investors than VC funding.